Exhibit 99.136

CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE FISCAL YEARS ENDED JANUARY 30, 2021 AND FEBRUARY 1, 2020

MANAGEMENT’S REPORT

Management is responsible for preparing the consolidated financial statements and the notes hereto. These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate.

Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable information.

The Board of Directors is responsible for approving the consolidated financial statements, primarily through its Audit Committee. This committee, which holds periodic meetings with members of management as well as with the independent external auditors, reviewed the consolidated financial statements and recommended their approval to the Board of Directors.

The external auditors have full and unrestricted access to the Audit Committee to discuss their audits and related findings as to the integrity of the financial reporting process.

/s/ “Trevor Fencott”	/s/ “Nadia Vattovaz”
Trevor Fencott,	Nadia Vattovaz,
Chief Executive Officer	Chief Financial Officer & Executive Vice President of Operations

April 26, 2021

Independent auditor’s report

To the Shareholders of Fire & Flower Holdings Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Fire & Flower Holdings Corp. and its subsidiaries (together, the Company) as at January 30, 2021 and February 1, 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at January 30, 2021 and February 1, 2020;

●	the consolidated statements of loss and comprehensive loss for the years then ended;

●	the consolidated statements of changes in shareholders’ equity for the years then ended;

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended January 30, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Accounting of the issuance of the April 2020 Debentures and Additional Investor Warrants and the amendments of the Investor Debentures and Investor Warrants and their related fair value measurements

Refer to Note 4 – Summary of significant accounting policies, Note 6 – Critical accounting estimates and judgments and Note 15 – Debentures and Loans, Derivative Liability to the consolidated financial statements.

During the year ended January 30, 2021, the Company completed two private placements for aggregate gross proceeds of $28 million, which were comprised of (i) a non-brokered private placement of 8% secured convertible debentures for aggregate proceeds of $19.8 million, which closed on April 28, 2020, and (ii) on June 17, 2020, upon shareholder approval, a non-brokered private placement of 8% secured convertible debentures for aggregate gross proceeds of $8.2 million. The private placements are collectively referred to as the April 2020 Debentures.

The April 2020 Debentures are convertible at the holder’s option into common shares of the Company at any time prior to the maturity date. The April 2020 Debentures consisted of the host debt, classified as a financial liability at amortized cost and the conversion option along with the embedded derivatives, classified as a derivative liability in the consolidated financial statements. Management applied judgment in identifying the components and determining their inception fair value for the purpose of allocating the proceeds to the components. The gross proceeds from each of the April 2020 Debentures were allocated on a relative fair value basis which resulted in the following allocations: (i) $9.23 million to the host debt and$10.57 million to the derivative liability; and (ii)$3.46 million to the host debt and $4.74 million to the derivative liability. The fair value of the host debt was determined using a probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific events. The discount rate utilized to value the host debt is a significant assumption in the model. The fair value of the derivative liability was determined using Monte-Carlo and trinomial tree simulation valuation techniques to project the Company’s share price and expected maturity date. Volatility of the Company’s share price is a significant assumption in the model.

Our approach to addressing the matter involved the following procedures, among others:

●	Read the underlying agreements and evaluated whether management’s interpretation of the agreements in relation to accounting for financial instruments was reasonable, which included the accounting analysis of the identification of derivatives in the agreements for the April 2020 Debentures and the amended instruments.

●	With the assistance of professionals with specialized skill and knowledge in the field of valuation, developed an independent point estimate of the fair values of the components of the April 2020 Debentures and Series C Additional Investor Warrants on initial recognition, and of the fair values of the amended instruments, which involved the following procedures, among others:

	–	Tested the underlying data used in developing the fair values.

	–	Determined some significant assumptions, which included:

○ volatility by benchmarking to the volatility of the Company’s historical data and industry index; and

○ credit spreads based on credit spreads used on similar transactions.

	–	Compared the fair value of our independent point estimates to management’s fair value estimates to evaluate the reasonability of management’s estimates.

●	Tested the disclosures in the consolidated financial statements, particularly with regards to the sensitivity of the significant assumptions used.

In connection with the issuance of the April 2020 Debentures, the Company also issued additional warrants to Alimentation Couche-Tard (ACT) under its participation rights under the terms of the August 7, 2019 Investor Rights Agreement, including (i) 3,523,705 Series A Warrants; (ii) 11,048,651 Series B Warrants; and (iii) 22,686,864 Series C Warrants, collectively referred to as the Additional Investor Warrants. The Company determined that the Additional Investor Warrants were accounted for as transaction costs of the April 2020 Debentures. The Series A and B Additional Investor Warrants were accounted for as equity instruments and their fair value on initial recognition was determined to be $0.81 million. The Series C Additional Investor Warrants were accounted for as derivative liabilities and their fair value was determined to be $nil consistent with the measurement of the previously issued Series C Warrants measured at fair value through profit and loss. The initial fair value of the Series C warrants was determined using a Monte- Carlo simulation valuation technique. Volatility of the Company’s underlying stock in the model is a significant assumption utilized in the model.

On September 15, 2020, the terms of the Investor Debentures and Investor Warrants were amended. Management considered qualitative factors in determining whether the amended terms resulted in a substantial modification to the instruments on a qualitative basis for the Investor Debentures and Investor Warrants. The amendments resulted in derecognition of the existing debenture and warrants and recognition of the debentures and warrants under the amended terms. The amended terms also resulted in a change in classification of the conversion option and Series B Warrants from an equity instrument to a derivative liability post- amendment. The aggregate amounts of $20.73 million and $0.81 million were derecognized for the Investor Debentures and Investor Warrants, respectively. Management applied judgment in identifying the components and determining their inception fair values. The aggregate fair value of the amended Investor Debentures and Investor Warrants of $87.07 million was allocated $13.60 million as a debenture liability for the host debt component, $21.97 million as a derivative liability in relation to the conversion option, $4.67 million for the Series A Warrants as an equity instrument, and $16.95 million and $29.88 million for the Series B and Series C Warrants, respectively, as derivative liabilities. The recognition of the Investor Debentures and Investor Warrants under the amended terms resulted in an extinguishment loss of $54.36 million, which was recognized in net loss, and a decrease in contributed surplus of $11.17 million. The fair value of the host debt component was determined based on a discount rate assumption. Discount rate was determined to be a significant assumption. The fair value of the Series A Warrants was estimated using a Black-Scholes valuation model and the fair values of the Investor Debenture conversion option and the Series B and C Warrants were estimated using Monte-Carlo and trinomial tree model simulation valuation techniques. The volatility of the Company’s underlying stock was determined to be a significant assumption.

We considered this a key audit matter due to the complexity of the April 2020 Debenture agreement, the Additional Investor Warrant agreements and the amendments to the terms of the Investor Debentures and Investor Warrants (the amended instruments), which was due to the interpretation of the agreements in relation to the accounting for financial instruments and the significant judgment involved in determining the fair values of the components. This led to a high degree of auditor judgment, subjectivity and effort in applying audit procedures to assess management’s interpretation of the agreements in relation to accounting for financial instruments, and the significant judgment involved in determining the fair values of the components. In addition, professionals with specialized skill and knowledge in the field of valuation assisted us in performing our procedures.

Valuation of intangible assets acquired in the Business Acquisition of Friendly Stranger Holdings Corp.

Refer to Note 4 – Summary of significant accounting policies, Note 6 – Critical accounting estimates and judgments and Note 7 – Acquisitions to the consolidated financial statements.

Our approach to addressing the matter included the following procedures, among others:

●	Tested how management estimated the fair value of the intangible assets, which included the following:

	–	Read the purchase agreement.

	–	Evaluated the appropriateness of management’s valuation methods, which include the excess earnings method and relief from royalty method (the valuation models) and tested the mathematical accuracy thereof.

	–	Tested the underlying data used by management in the valuation models.

	–	Evaluated the reasonableness of significant assumptions used by management related to revenue projections, growth rates and the terminal growth rate by comparing revenue projections and growth rates assumptions to the acquisition plan approved by the Board of Directors and by comparing revenue growth rates and terminal growth rates to economic and industry data. The reasonableness of the value of the licences acquired was also compared to the value of licences acquired in past transactions.

The Company acquired Friendly Stranger Holdings Corp. (Friendly Stranger) for an aggregate consideration of $25.28 million in common shares, subject to certain closing adjustments. Concurrently with entering into the Friendly Stranger share purchase agreement on November 1, 2020, the Company also entered into a loan agreement with Friendly Stranger under which Friendly Stranger borrowed from the Company up to $2 million, which has been included as part of the overall purchase consideration. The assignment of the estimated fair values of the identifiable assets acquired included $17.85 million in intangible assets, which relates primarily to retail operator licences and retail store authorizations as well as brands and trademarks. The estimated fair values of the intangible assets acquired were based on the excess earnings methodology for retail operator licences and retail store authorizations and the relief from royalty method for brands and trademarks. Management used significant judgment in determining revenue projections, growth rates, the terminal growth rate, discount rates and the royalty rate utilized in the relief from royalty method (significant assumptions).

Due to the timing of the Friendly Stranger acquisition, and the provisional nature of the purchase consideration, the Company has not finalized the assessment of the fair value of the net assets acquired.

We considered this a key audit matter due to the significant judgment applied by management in estimating the fair value of the intangible assets, including the development of significant assumptions. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant input assumptions used by management. The audit effort involved the use of professionals with specialized skill and knowledge in the field of valuation.

–	Professionals with specialized skill and knowledge in the field of valuation assisted in evaluating the appropriateness of management’s valuation methods and valuation models, as well as certain significant assumptions such as royalty rates and discount rates.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario

April 26, 2021

Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian Dollars)

	As at January 30, 2021	As at February 1, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	30,613	22,900
Restricted cash (note 15)	4,254	-
Short-term investments	-	5,000
Trade and other receivables (note 9)	6,248	4,161
Merchandise inventories (note 10)	9,838	5,876
Deposits held in trust	493	595
Prepaid expenses	1,814	3,678
Other current assets	60	828
Total current assets	53,320	43,038
Non-current assets
Deposits held in trust	3,831	2,470
Property, plant and equipment, net (note 11)	43,355	34,399
Right-of-use assets, net (note 13)	40,500	33,633
Intangible assets, net (note 12)	58,570	35,782
Other non-current assets	-	1,282
Goodwill (note 12)	13,806	402
Total assets	213,382	151,006
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20,049	12,728
Income tax payable	2,037	-
Debentures and loans (note 15)	637	38,154
Derivative liability (note 15)	-	2,078
Deferred revenue	112	281
Provisions (note 14)	2,672	265
Lease liabilities (note 13)	2,784	3,075
Total current liabilities	28,291	56,581
Non-current liabilities
Debentures and loans (note 15)	33,017	13,348
Derivative liability (note 15)	66,317	-
Lease liabilities (note 13)	43,122	33,787
Deferred tax liability (note 26)	5,451	-
Other non-current liabilities	1,509	380
Total liabilities	177,707	104,096
Shareholders’ equity
Share capital	180,780	106,067
Common shares to be issued	112	1,233
Debenture equity (note 15)	-	1,756
Warrant reserve	4,874	6,271
Contributed surplus	1,056	3,771
Accumulated deficit	(151,147)	(72,188)
Total shareholders’ equity	35,675	46,910
Total liabilities and shareholders’ equity	213,382	151,006

Subsequent events (note 27)

/s/ “Trevor Fencott”_______,	Director	/s/ “Sharon Ranson”_______,	Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands of Canadian Dollars, except per share information)

	Fiscal Years Ended
	January 30, 2021	February 1, 2020
	$	$
Revenue
Retail	101,497	42,910
Wholesale	20,300	5,574
Digital development	6,256	2,622
Total revenue	128,053	51,106
Cost of goods sold
Merchandise (note 10)	82,634	32,499
Gross profit	45,419	18,607
Expenses
General and administrative (note 18)	39,403	30,259
Share-based payments (note 16)	2,512	3,101
Marketing and promotion	1,709	1,679
Acquisition and business development costs	2,153	492
Depreciation & amortization (notes 11, 12, 13)	12,345	7,653
Impairment of fixed and intangible assets (notes 11, 12)	1,448	4,613
Impairment of ROU assets, net of lease liability remeasurement (note 13)	1,863	-
Restructuring charges (note 14)	1,548	6,469
Total expenses	62,981	54,266
Loss from operations	(17,562)	(35,659)
Other income (expenses)
Listing expense (note 16(a))	-	(1,835)
Gain on revaluation of derivative liability, net (note 15)	18,638	31,193
Loss on extinguishment and revaluation of debentures (note 15)	(53,152)	(9,028)
Interest income	220	384
Finance costs (note 19)	(25,104)	(17,650)
Total other (expenses) income	(59,398)	3,064
Total loss before tax	(76,960)	(32,595)
Current tax expense	(2,049)	-
Deferred tax recovery	50	-
Net loss and comprehensive loss	(78,959)	(32,595)
Net loss per share (note 17)
Basic	$(0.45)	$(0.28)
Diluted	$(0.45)	$(0.28)

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Canadian Dollars, except common share information)

	Common	Share	Shares to be	Debenture	Warrant	Contributed		Total Shareholders’
	Shares	Capital	issued	Equity	Reserve	Surplus	Deficit	Equity
	#	$	$	$	$	$	$	$
Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - store acquisitions	-	-	920	-	-	-	-	920
Common shares issued - At-the-Market offering (note 16)	8,397,500	7,071	-	-	-	-	-	7,071
Common shares issued - store and asset acquisitions (note 7)	37,830,622	29,766	(1,808)	-	-	-	-	27,958
April 2020 Debentures - Additional Investor Warrants issued (note 15)	-	-	-	-	808	-	-	808
Conversion of debentures (note 15)	12,373,912	14,407	-	-	-	-	-	14,407
Common shares issued - debenture interest (note 15)	2,816,686	2,119	-	-	-	-	-	2,119
Debenture conversion option expiry - June 2019 Debentures (note 15)	-	-	-	(1,756)	-	1,756	-	-
Acquisition of Hifyre Inc. (note 7)	650,000	434	(233)	-	-	-	-	201
Investor debentures equity conversion option extinguished due to amendments (note 15)	-	-	-	-	-	(3,549)	-	(3,549)
Investor warrants cancelled due to amendments (note 15)	-	-	-	-	(808)	(7,625)	-	(8,433)
Investor warrants issued - amended series A warrants - A-1, A-2, A-3 (note 15)	-	-	-	-	4,674	-	-	4,674
Warrants exercised (note 16)	23,652,248	20,818	-	-	(1,844)	-	-	18,974
Warrants expired (note 16)	-	-	-	-	(4,227)	4,227	-	-
Options vested (note 16)	-	-	-	-	-	2,512	-	2,512
Options exercised (note 16)	300,000	98	-	-	-	(36)	-	62
Net loss and comprehensive loss	-	-	-	-	-	-	(78,959)	(78,959)
Balance, January 30, 2021	232,114,180	180,780	112	-	4,874	1,056	(151,147)	35,675

Balance, February 2, 2019	77,524,102	26,376	34,290	-	5,096	830	(39,593)	26,999
Concurrent November 2018 private placement (note 16(a))	24,333,334	33,667	(33,667)	-	-	-	-	-
Common shares, options and warrants retained under RTO (note 16(a))	1,446,257	2,169	-	-	34	115	-	2,318
Common shares to be issued - Ontario licences	-	-	887	-	-	-	-	887
Debentures - conversion option	-	-	-	1,757	-	-	-	1,757
Share debentures issuance	(7,250,000)	(5,800)	-	-	-	-	-	(5,800)
Conversion of debentures	18,864,773	24,019	-	(1)	-	-	-	24,018
Common shares issued - debenture interest	2,346,768	2,425	-	-	-	-	-	2,425
Common shares issued - store acquisitions	13,394,964	16,623	-	-	-	-	-	16,623
Acquisition of Hifyre Inc.	700,000	478	(277)	-	-	-	-	201
Issuance of June 2019 Debenture warrants and broker warrants, net of costs	-	-	-	-	2,215	-	-	2,215
Compensation warrants issued	-	-	-	-	85	-	-	85
Options vested	-	-	-	-	-	2,918	-	2,918
Options exercised	880,639	270	-	-	-	(109)	-	161
Warrants exercised	13,852,375	5,840	-	-	(1,142)	-	-	4,698
Warrants cancelled	-	-	-	-	(17)	17	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(32,595)	(32,595)
Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian Dollars)

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Operating activities
Net loss and comprehensive loss	(78,959)	(32,595)
Items not affecting cash
Depreciation and impairment of capital assets (notes 11, 12, & 13)	15,656	12,265
Share-based compensation	2,512	3,003
Gain on revaluation of derivative liability	(18,638)	(31,193)
Listing expense (note 16(a))	-	2,318
Transaction costs on issuance of debentures and loans (note 19)	1,686	1,133
Interest expense on debentures and loans and other finance costs (note 19)	20,271	13,981
Interest expense on lease liabilities (note 19)	3,147	2,536
Debenture revaluation loss	53,152	9,028
Restructuring charges	1,548	6,469
Other non-cash charges	-	288
Changes in non-cash working capital items (note 22)	2,280	(8,204)
Net cash provided by (used in) operating activities	2,655	(20,971)
Financing activities
Conversion of subscription receipts under November 2018 financing (note 16(a))	-	34,545
Issuance of common shares and other equity securities (note 16)	7,224	-
Cash collateral for loans, credit facilities and letters of credit (note 15)	(4,254)	-
Transaction costs on issuance of shares (note 16)	(153)	-
Senior secured term loan drawdown (note 15)	2,538	-
Proceeds from issuance of convertible debentures (note 15)	28,000	53,178
Cash transaction costs on debenture and loan issuances	(1,806)	(3,657)
Principal repayment on debentures and loans (note 15)	(27,400)	-
Interest paid on debentures and loans (note 15)	(1,057)	(1,117)
Exercise of warrants and options	19,036	4,860
Lease liability payments (note 13)	(5,132)	(3,613)
Net cash provided by financing activities	16,996	84,196
Investing activities
Acquisition of property, plant and equipment and intangible assets	(11,567)	(23,945)
Disposal of property, plant and equipment and intangible assets	1,898	-
Prepaid deposits for long-term assets	(60)	(3,344)
Business combinations	(5,733)	(6,768)
Asset acquisitions, net of cash acquired	(750)	(11,678)
Additions to right-of-use assets	(726)	-
Redemption of short-term investments	5,000	(5,000)
Net cash used in investing activities	(11,938)	(50,735)
Increase in cash	7,713	12,490
Cash and cash equivalents, beginning of year	22,900	10,410
Cash and cash equivalents, end of year	30,613	22,900

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8, Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

On February 13, 2019, the Company completed its qualifying transaction (the “RTO Transaction”). In connection with the RTO Transaction, the Company: (a) consolidated its issued and outstanding common shares on a 10.64814815 to 1 basis; (b) changed its name to “Fire & Flower Holdings Corp.” from “Cinaport Acquisition Corp II” (a Capital Pool Company); and (c) continued the Company under the federal jurisdiction of Canada under the Canada Business Corporations Act. Results of the RTO Transaction are described in Note 16.

COVID-19

In March 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non- essential businesses.

The Company reacted by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) temporarily offering curbside pickup and delivery options in Saskatchewan and Ontario.

Since the initial outset of the pandemic in mid-March 2020 to the current fiscal year end January 30, 2021, the Company did not experience a significant decline in sales. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s audited consolidated financial statements for the fiscal years ended January 30, 2021 and February 1, 2020 (“Consolidated Financial Statements”), have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of financial statements.

These Consolidated Financial Statements were authorized for issuance by the Board of Directors on April 26, 2021.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Basis of Presentation

The consolidated financial statements have been prepared on a going concern basis using the historical cost basis except for certain financial instruments that are measured at fair value. These consolidated financial statements are presented in Canadian dollars. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiaries is the Canadian dollar.

Presentation of Comparative Amounts

The comparative consolidated financial statements have been restated in thousands of Canadian dollars to conform to the presentation of the current period. The comparative amounts were previously presented in whole Canadian dollars.

Year-end Date

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31. Fiscal year 2020 represents the fifty-two weeks ended January 30, 2021 with a comparative fiscal year 2019 consisting of the fifty-two weeks ended on February 1, 2020. References to years in the consolidated financial statements relate to fiscal year or period rather than calendar year. The fiscal years ended January 30, 2021 and February 1, 2020 are referred to as “2020” and “2019”, respectively.

3. PRINCIPLES OF CONSOLIDATION

Basis of Consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Entity Legal Name(1)	Principal Activity	Place of Incorporation	Ownership Interest as at
			January 30, 2021	February 1, 2020
Fire & Flower Holdings Corp.	Parent & Holding Company	Canada	Parent Company	Parent Company
Significant subsidiaries and affiliates:
Fire & Flower Inc.	Retail Operations	Canada	100%	100%
10926671 Canada Ltd. (o/a Open Fields Distribution)	Wholesale Distribution and Fulfillment	Canada	100%	100%
Hifyre Inc.	Digital Platform	Canada	100%	100%
11180703 Canada Inc.	Holding Company	Canada	100%	100%
Friendly Stranger Holdings Corp. (2)	Retail Operations	Canada	100%	N/A

(1)	Certain entities are not included within this list as these entities were acquired and wound down in the same fiscal year, or not considered a significant subsidiary. These entities related to acquisitions of the Company during the comparative fiscal year ended February 1, 2020. Refer to Note 7 for further details.

(2)	Acquired businesses during the current fiscal year ended January 30, 2021. Refer to note 7 for further details.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents, Short-term Investments

Cash and cash equivalents include cash deposits in financial institutions and other short-term deposits that are readily convertible into cash. Short-term deposits with maturity dates greater than 90 days are classified as Short-term investments.

Interest income is earned on the Company’s cash deposits and short-term investments in High Interest Savings Accounts and GIC’s.

b) Inventory

Inventory is valued at the lower of cost and net realizable value.

Cost is determined using the average cost method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Costs are comprised of all variable costs, and certain fixed costs, incurred in bringing inventories to the location and condition necessary for sale to customers. Storage and administrative overheads are expensed as incurred. Supplier rebates and discounts are recorded as a reduction in the cost of goods sold.

c) Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that can be directly attributed to the acquisition of the asset as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. Depreciation is accounted for using the following terms and methods:

Fixed Asset	Method	Depreciation Periods
Land	Non-Depreciable	Non-Depreciable
Buildings	Straight-Line	20 years
Leasehold Improvements	Straight-Line	Shorter of initial lease term and 10 years
Computer, Hardware and Software, and Equipment	Straight-Line	5 years
Signage and Displays	Straight-Line	3 years
Vehicles	Straight-Line	5 years
Furniture and Fixtures	Straight-Line	5 years

An asset’s residual value, useful life and depreciation method are reviewed at the end of each financial reporting period and adjusted where appropriate.

Gains and losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Depreciation commences once the acquired asset is available for use or, in the case of leasehold improvements, at the later of that date and commencement of the lease of the property to which the leasehold improvement relates to.

d) Intangible Assets and Goodwill

Intangible assets with finite useful lives are carried at cost less accumulated depreciation and accumulated impairment losses. The estimated useful life and depreciation method are reviewed at the end of each financial reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Estimated useful lives are as follows:

Intangible Assets	Method	Depreciation Periods
Trademarks, Tradenames and Patents	Straight-Line	15 years
Acquired Licenses	Straight-Line	Over estimated lease term of associated location. (1)
Capitalized Software Development	Straight-Line	5 years
Product Design	Straight-Line	10 years
Acquired Customer Lists	Straight-Line	5 years

(1)	Shorter of initial lease term and 10 years.

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that directly contribute to the design and testing of identifiable and unique products controlled by the Company, including directly attributable employee costs, are recognized as intangible assets.

Depreciation commences once the acquired asset is available for use or, in the case of patents or trademarks, on the date the license is acquired.

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net tangible and intangible assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

e) Leases

At lease possession date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any lease payments made in advance of the lease commencement date (net of any incentives received), initial direct costs, and any restoration costs of the underlying asset.

The Company depreciates the right-of-use assets on a straight-line over the estimated lease term. The Company also assesses the right- of-use asset for impairment when such indicators exist.

At the possession date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed) and variable lease payments that are based on an index or rate. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

Variable lease payments that are not based on an index or a rate are not included in the measurement of both the lease liabilities and right-of-use assets. The related liabilities are recognized as an expense in the period in which the conditions that trigger those payments occur and are recorded as general and administrative expenses in the consolidated statement of income/loss.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

f) Impairment of Non-Financial Assets

Non-financial assets, including property, plant and equipment, right-of-use assets, and intangible assets are reviewed for impairment at the end of each financial reporting period. If any such indications exist, the asset’s recoverable amount is estimated and compared to its carrying amount.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

The recoverable amount of an asset or cash-generating-unit is the higher of an asset’s fair value less costs to sell (“FVLCD”) and value in use (“VIU”). VIU is estimated as the present value of the future cash flows that the Company expects to derive from the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the “cash- generating unit” or “CGU”).

When the carrying amount of the asset exceeds the recoverable amount, the excess amount is recognized as an impairment charge in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed, with the exception of goodwill and indefinite lived intangible assets, if there has been a change in estimates used to determine the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized, with the exception of goodwill and indefinite lived intangible assets. Losses are recognized in profit or loss.

g) Provisions

Provisions, including those for onerous contracts, legal claims, and restructuring events are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.

The Company performs evaluations to identify onerous contracts and legal claims and, where applicable, records provisions for such items. A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received from the contract.

Actual costs and timing of future cash flows are dependent on future events; thus, any variance between estimates and the actual future liability will be accounted for in the period when such determination is made. Recoveries from third parties and other contingent gains are recognized when realized.

Restructuring provision are recognized only when a detailed formal plan for the restructuring exists and either the plan has commenced, or the plan’s been announced internally and with the board of directors. A formal plan usually includes the identification of principal locations affected, details regarding the employees affected and timing of the planned restructuring, and the expenditures that will have to be undertaken.

h) Business Combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of acquisition.

Identifiable assets acquired, and liabilities assumed are measured at their fair values at the acquisition date.

The Company expenses acquisition-related expenses as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value as at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

i) Revenue Recognition

For its three major revenue segments, retail merchandise, wholesale distribution, and digital development, the Company recognizes revenue when control of goods or services is transferred to a customer. For disaggregated disclosure of revenues belonging to each segment, please refer to note 25.

Revenue is measured at the fair value of the consideration received or receivable from customers for the sale of goods and services provided by the Company, net of promotional discounts, estimated returns and sales taxes.

Retail merchandise sales

Revenue consists of sales through the Company’s network of retail stores and includes sales through the Company’s e-commerce platform. Merchandise sales through retail stores are recognized at the time of delivery to the customer which is generally at the point of sale. Merchandise sales through the Company’s e-commerce operations are recognized upon date of receipt by the customer.

Wholesale distribution sales

Revenue from sales to customers through the Company’s wholesale distribution arm are recognized when control of the goods has transferred to the customer. Where the Company arranges the shipping of goods, revenue is generally recognized on the date the goods are shipped to from the Company’s warehouse (FOB shipping point). Where the customer arranges for the pickup of goods, revenue is recognized at the time the goods are transferred to the customer’s carrier. Costs to ship orders to customers are included as an expense in cost of goods sold.

Digital platform revenue

Digital development revenues are earned by Hifyre primarily through digital platform subscription services, and some custom software development services. Customers can enter into fixed, variable or a combination thereof of fee contracts. For variable fee contracts, revenue is deferred and recognized during the period over which services are performed based on the number of labor hours incurred. Fixed contract fees are structured under a monthly cycle. The customer is billed at the beginning of the month whereas the performance obligation is fulfilled at the end of that month. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer at the end of the calendar month. Therefore, the ending contract liability is presented as deferred revenue on the consolidated statement of financial position and represents the timing difference between the amounts billed and the remaining performance obligation to be fulfilled.

j) Cost of Goods Sold

Cost of goods sold expenses relate to the Company’s retail and wholesale distribution operations, and includes cost of inventory, packaging costs and shipping costs.

k) Research and Development

Expenditures related to research activities are expensed as incurred. Expenditures during the development phase are capitalized if certain criteria, including technical feasibility and intent and ability to develop and use or sell the technology, are met; otherwise, they are recognized in profit and loss as incurred.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

l) Income Taxes

The Company is subject to income, value added, withholding and other taxes, and their determination of liabilities requires interpretation of Canadian jurisdictions laws and regulations.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

m) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and warrants are recognized as a reduction to equity, net of any tax effects. Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value of the shares on the date of issue.

n) Share-based Payments

Equity settled share-based payments are measured at their fair value on the date of grant using the Black-Scholes model. Stock options are recognized as compensation expense on a graded vesting basis over the period in which the options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus. When stock options or warrants expire after vesting, the recorded value remains in contributed surplus.

For stock options and warrants granted to non-employees, the compensation expense is measured at the fair value of goods or services received. If the fair value cannot be reasonably estimated, compensation expense is then measured at the fair value of the equity instruments granted and measured at the date the Company obtains goods or services rendered.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Where the terms and conditions of options are modified, the increase or decrease in the fair value of the options, measured immediately before and after the modification, is charged to profit or loss over the remaining vesting period.

Consideration paid by employees or non-employees on the exercise of stock options and warrants are recorded as share capital and the related share-based payment expense is transferred from contributed surplus or warrant reserve, respectively, to share capital.

o) Earnings or Loss per Share

Basic earnings (loss) per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year.

Diluted loss per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of warrants, and the exercise of the conversion option of convertible debentures. The number of additional shares for inclusion in the diluted loss per share calculation was determined using the treasury stock method.

p) Financial instruments

The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”):

Financial Instrument	Classification under IFRS 9
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Short-term investments	Amortized cost
Trade account receivables	Amortized cost
Other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Derivative liability	Fair value through profit or loss

Financial assets

The classification of financial assets is based on the Company’s assessment of its business model for holding financial assets and the contractual terms of the cash flows. The classification categories are as follows:

●	Financial assets measured at amortized cost: assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

●	Financial assets at fair value through other comprehensive income (“FVOCI”): assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

●	Financial assets at fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for amortized cost or FVOCI.

Financial assets measured at amortized cost are measured at cost using the effective interest method.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Marketable securities have been classified as FVTPL. Cash, short-term deposits, restricted cash, short-term investments and accounts receivable has been classified as amortized cost.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●	Financial liabilities measured at amortized cost: financial liabilities initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in the consolidated statement of loss and comprehensive loss.

●	Financial liabilities measured at fair value through profit or loss: financial liabilities measured at fair value with changes in fair value and interest expense recognized in the consolidated statement of loss and comprehensive loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

The impact of amendments to terms of financial instruments such as debentures and loans are assessed to determine if the change is a modification or an extinguishment. The Company reviews both quantitative and qualitative factors in determining whether the changes in terms are substantial and extinguishment accounting is required. Qualitative factors involve assessing whether the amendments represent a significant change in the terms and conditions of the instruments, including changes in conversion price, settlement options or introducing variability in such terms such that the accounting treatment of the instrument changes. A gain or a loss is recorded in profit or loss related to the modification or extinguishment. Under extinguishment accounting, the old instrument is derecognized and the amended instruments are recognized at the estimated fair value of the date the amendment was substantially effective.

Impairment of financial assets carried at amortized cost - expected credit loss allowances

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. Loss allowances are measured based on (i) ECLs that result from possible default events within the 12 months after the reporting date (“12-month ECL”), or (ii) ECLs that result from all possible default events over the expected life of a financial instrument (“lifetime ECLs”).

For short-term trade account receivables, the Company applies the simplified approach and has calculated ECLs based on lifetime ECLs. Where information exists, the Company establishes a loss rate based on historical normalized credit loss experience. The loss rate is based on the payment profiles and aging of trade receivables and is adjusted to reflect current and forward-looking information on macroeconomic factors.

The amortized cost of the financial asset is reduced by impairment losses at an amount equal to the lifetime expected credit losses. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amounts of the assets and the loss is recognized in the consolidated statements of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the allowance for doubtful accounts.

5. NEW STANDARDS AND INTERPRETATIONS

New Standards Adopted

Amendments to IFRS 16 Leases (“IFRS 16”)

In response to the COVID-19 coronavirus pandemic, the IASB issued amendments to IFRS 16 that introduce an optional practical expedient simplifying how a lessee accounts for rent concessions that are a direct consequence of COVID-19, and, if certain conditions are met, allows a lessee to not account for such rent concessions as lease modifications. The amendments were effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. Subsequent to the initial amendment, IASB extended the period of rent concession application, allowing for lessees to apply it until June 30, 2022. During the fiscal year ended January 30, 2021, the Company did not have any significant rent concession arrangements on rent payments due on or before June 30, 2022.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Amendments to IFRS 3 Business Combinations (“IFRS 3”)

The amendments to IFRS 3 revise and clarify the definition of a business. To be considered a business, an acquisition must include an input and a substantive process that together significantly contribute to the ability to create outputs. It is also no longer required to assess whether market participants have the capability to replace missing elements or integrating the acquired activities and assets. These amendments also introduce an optional concentration test that, if met, leads to the conclusion that the group of assets acquired is not a business.

Definition of “material” - amendments to IAS 1 Presentation of Financial Statements (“IAS 1”), and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

The changes in definition of “material” (Amendments to IAS 1 and IAS 8) all relate to a revised definition of ‘material’. The new definition states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments to the definition of material did not have a significant impact on the consolidated financial statements.

Standards, amendments and interpretations issued as of January 30, 2021 that are not yet effective

A number of new and amendments to accounting standards are effective for the Company for annual periods beginning on or after January 31, 2021 and earlier application is permitted. However, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements. The following are relevant new and amended standards. The Company has not yet determined the impact of these amendments on its consolidated financial statements.

●	Classification of liabilities as current or non-current - amendment to IAS 1;

●	Onerous Contracts; Cost of fulfilling a contract - amendments to IAS 37.

6. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a) Business acquisitions

For business acquisitions, the Company applies judgment on the recognition and measurement of assets acquired and liabilities assumed, and estimates are utilized to calculate and measure such adjustments. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

The determination of acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions with respect to the fair value of intangible assets requires a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The Company’s business acquisitions, including fair value estimates and judgments, are described under Note 7.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

b) Recoverable amounts and impairment

Management assesses impairment of non-financial assets such as intangible assets, goodwill, property, plant and equipment, and ROU assets on a periodic basis. When impairment indicators are noted, management estimates the recoverable amount of each asset or CGU based on a VIU model, using expected future cash flows, or a FVLCD model, using recent sales data or appraisal reports. Under a VIU model, when measuring expected future cash flows, management makes assumptions about future growth of profits of CGU locations which relate to future events and circumstances. Actual results could vary from these estimated future cash flows.

Impairment losses on the consolidated financial statements are further described in Notes 11, 12 and 13.

c) Convertible debentures

Management applies judgment in identifying the components and determining their inception fair value for the purpose of allocating the proceeds to the component(s) of its convertible debentures. Management applies assumptions and estimates when using the Black- Scholes, Monte-Carlo, and Trinomial simulation valuation models used to estimate fair value for such derivatives. These assumptions and estimates require a high degree of judgment and a change in these estimates may result in a material effect to the consolidated financial results. The judgments and estimates are described under Note 15.

d) Lease term

Lease term reflects the period over which the lease payments are reasonably certain including renewal options that the Company is reasonably certain to exercise. The determination of lease terms involves significant judgment with respect to assumptions of whether lease extensions will be utilized. Management makes assumptions about long-term industry outlook and store operating performances and growth which relate to future events and circumstances. Actual results could vary from these assumptions, and the differences could be material to the carrying value of the lease liabilities and ROU assets (which use lease term as the basis for determining useful life).

e) Incremental borrowing rate

The incremental borrowing rates are based on judgments including the Company’s own credit risk, economic environment, term, and risks specific to the underlying assets. The carrying balance of the ROU, lease liabilities, and the resulting amortization and finance expenses, may differ due to changes in the Company’s own credit risk, market conditions and lease term. Refer to note 4 for estimates with respect to incremental borrowing rate applied in lease liability calculations.

f) Share-based payments and warrants fair values

The Company applies the Black-Scholes valuation technique for fair valuing stock options and share purchase warrants that are classified as equity instruments. The key estimate in these models relates to future volatility assumptions, which uses both Company and peer company share price data. Volatility assumptions and estimates require judgment given limited history of Company and industry share price and operating performance data. Changes in these assumptions may affect the fair value estimates of stock options and share purchase warrants. Refer to note 16 for details of valuation model inputs applied for these instruments.

The Company has also issued warrants as part of a strategic investment transaction with a key investor, that were classified as a derivative liability due to a variable exercise price range and is fair valued using Monte-Carlo simulation valuation technique. Key estimates and sensitivity of unobservable inputs (volatility) are described under Note 15.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

7. ACQUISITIONS

a) Business Acquisition of Friendly Stranger

On November 1, 2020, the Company entered into a share purchase agreement (the “FSHC SPA”) with Friendly Stranger Holdings Corp. (“Friendly Stranger”). The transaction closed effective December 1, 2020. Pursuant to the terms of the FSHC SPA, the Company purchased all of the issued and outstanding shares of Friendly Stranger for an aggregate consideration of $25,276 in common shares, subject to certain closing adjustments. The Company issued an aggregate of 31,297,342 common shares. As at January 30, 2021, 4,854,369 common shares were held in escrow in relation to the share consideration issued for the acquisition, a portion of which will be released from escrow upon finalization of post-closing adjustments and the remainder of which will be released on June 1, 2021.

Concurrently with entering into the FSHC SPA on November 1, 2020, the Company also entered into a loan agreement with Friendly Stranger under which Friendly Stranger borrowed from the Company up to $2,000 to support the purchase of certain licensed cannabis retail stores operating in the province of Ontario. The loan remained outstanding at the time of close of acquisition and therefore the balance was included as part of the overall purchase consideration.

Friendly Stranger (and its subsidiaries) hold numerous Alcohol and Gaming Commission of Ontario (“AGCO”) retail operator licences (“ROL”) and retail store authorizations (“RSA”) throughout the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands.

In accordance with IFRS 3, the substance of these acquisitions constituted a business combination as these individual companies met the definition of a business under the standard. Accordingly, the assets acquired, including the AGCO ROLs/RSAs, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

The estimated fair value of the identifiable assets and liabilities acquired, and consideration paid is detailed below:

Consideration paid
$
Common shares issued	25,276
Advances under loan arrangement	2,000
Total consideration	27,276

Identifiable assets (liabilities) acquired
$
Cash & cash equivalents	330
Inventory	935
Prepaid expense and deposits	1,292
Receivables and other assets	609
Property, plant & equipment	5,152
Intangible assets - brands and trademarks	7,223
Intangible assets - retail operator licence and retail store authorizations	10,630
Accounts payable and accrued liabilities	(3,055)
Loans payable	(3,345)
Earnout liability	(522)
Right-of-use assets	11,086
Lease liabilities	(10,962)
Deferred tax liability	(3,739)
Goodwill	11,642
Total identifiable net assets and goodwill	27,276

The estimated fair value of the brands/trademarks was determined using the relief from royalty method, which was based on a market input (royalty rate) and revenue projections. The licences were valued using the excess earnings methodology, which utilized revenue projections, free cash-flows and contributory asset charge estimates.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Significant judgments and estimate areas in these valuations related to the following:

●	Inputs in the financial projections related to revenue projections by store location and 2-4% growth rate in projection and terminal value. The growth rate also reflect the anticipated market conditions, including the inherent uncertainty due to the evolving impact of the COVID-19 pandemic (note 1).
●	Discount rate range of 13% - 18% utilized in arriving at the present value of the projections and contributory assets expected return. The discount rates were determined based on risk and liquidity of the intangibles relative to the overall return on the assets acquired, estimates of the Company’s weighted average cost of capital, and benchmarking to peers.
●	Royalty rate range of 2% - 6% utilized in relief from royalty method. The rate was benchmarked using comparable market transactions for similar products, technology and industry.

The Company recognized deferred tax liabilities associated with the licences, brands and trademarks. The deferred tax liability resulted in an additional goodwill amount of $3,739.

Changes in these assumptions may affect the fair value estimates determined for these intangibles and a reallocation of purchase price to or from the amount recognized for goodwill.

The earnout liability assumed by the Company relates to an arrangement between Friendly Stranger and owners of acquired stores prior to the Company’s acquisition. The additional consideration is to be paid out to a maximum of $1,200, depending on certain revenue and branded store operations targets being achieved by December 31, 2022. Weighted average probability of achievement of these targets was estimated at 50% based on management’s expectation of the targets being reached before expiration.

If the transaction had closed on February 1, 2020, the Company estimates revenue would have increased by approximately $8,900 and the impact on loss from operations would have not been material for the fiscal year ended January 30, 2021. Estimates exclude the pro- forma impact of acquisitions completed by Friendly Stranger in the period between February 2, 2020 and prior to the Company’s acquisition and include results for fiscal months prior to the impact of COVID-19 (note 1).

Due to the timing of the Friendly Stranger acquisition and the provisional nature of the purchase consideration (given shares held in escrow), the Company has not finalized the assessment of the fair value of the net assets acquired and, as a result, the working capital balances, deferred taxes and the fair value assessments for intangible assets may be subject to adjustments pending close of the purchase price, final valuations and post-closing adjustments. Differences between these preliminary amounts and the final accounting may occur. Adjustments, including purchase consideration finalization, will be finalized within twelve (12) months from the acquisition date.

Acquisition costs of $1,813 arose as a result of the transaction, which were recognized in the statement of loss and comprehensive loss.

b) Acquisitions of Additional Ontario Retail Businesses

Summarized below are the Company’s other Ontario retail location acquisitions completed in the fiscal year ended January 30, 2021. These transactions comprised primarily single retail location store operations. In accordance with IFRS 3, the substance of these acquisitions constituted a business combination as these individual companies met the definition of a business under the standard. Accordingly, the assets acquired, including the AGCO ROLs/RSAs, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date. The total consideration paid, and the preliminary estimate of fair value of the assets and liabilities acquired at the date of acquisition are detailed below.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

The estimated fair value of the identifiable assets and liabilities acquired, and consideration paid are detailed below:

Consideration paid	Quad Nine	Busboy	2673 Ontario	115 Canada	267 Ontario	272 Ontario	TOTAL
							$
Common shares issued	100	1,700	250	-	411	631	3,092
Cash	1,034	800	893	1,245	-	1,110	5,082
Settlement of receivables	-	-	-	-	1,728	-	1,728
Total consideration	1,134	2,500	1,143	1,245	2,139	1,741	9,902
Identifiable assets (liabilities) acquired
Cash & cash equivalents	2	39	26	207	745	-	1,019
Inventory	80	61	51	102	520	433	1,247
Other assets	53	21	60	162	-	-	296
Property, plant & equipment	131	-	364	228	-	-	723
Intangible assets - retail operator licence and retail store authorizations	855	2,359	631	509	874	1,398	6,626
Accounts payable and accrued liabilities	-	-	-	-	-	(90)	(90)
Right-of-use assets	413	724	624	2,769	-	-	4,530
Lease liabilities	(400)	(704)	(613)	(2,732)	-	-	(4,449)
Deferred tax liability	(227)	(631)	(167)	(135)	(230)	(372)	(1,762)
Goodwill	227	631	167	135	230	372	1,762
Total identifiable net assets and goodwill	1,134	2,500	1,143	1,245	2,139	1,741	9,902

Common shares issued (#)	124,069	2,198,655	248,410	-	753,431	800,000	4,124,565

For the above acquisitions, the value to the licences was determined as a residual in the purchase price allocation, and was determined to be a reasonable approximation of the fair value of the licences based on recent market transactions, valuations done (see Friendly Stranger acquisition) and retail location value. The Company also recognized deferred tax liabilities associated with the licences acquired. The deferred tax liabilities resulted in the recognition of goodwill amounts for these acquisitions.

Acquisition entered and closed during fiscal year January 30, 2021

●	Acquisition of Quad Nine - On December 6, 2020, the Company completed the acquisition of Quad Nine Investments Inc. (“Quad Nine”). Quad Nine holds an AGCO ROL and RSA in respect of a cannabis retail store located in Ontario.

●	Acquisition of Busboy - On November 1, 2020, the Company completed the acquisition of Busboy Ventures Inc. (“Busboy”). Busboy Ventures Inc. holds an AGCO ROL and RSA in respect of one location in Toronto, Ontario, and at time of acquisition, had an application for an RSA for another location in Ontario, which was issued to the Company in December 2020.

●	Acquisition of 2673 Ontario - On October 22, 2020, the Company completed the acquisition of a cannabis retail store (holding an ROL and RSA) located in Toronto, Ontario by way of its acquisition of all of the issued and outstanding shares of 2673801 Ontario Inc. (“2673 Ontario”).

●	Acquisition of 115 Canada - On September 1, 2020, the Company completed the acquisition of a cannabis retail store (holding an ROL and RSA) located in Toronto, Ontario by way of its acquisition of the issued and outstanding shares of 11522302 Canada Inc. (“115 Canada”).

Due to the timing of the above acquisitions, the identification and measurement of the assets acquired and liabilities assumed, including deferred taxes and utilization of available tax loss carryforwards, may be subject to adjustment as additional information is obtained. Differences between these preliminary amounts and the final accounting may occur. Adjustments will be finalized within twelve (12) months from the acquisition date.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Completion of acquisition of Ontario Branded Stores in February 2020

In the prior fiscal year ended February 1, 2020, the Company entered into consulting agreements to provide services to two licensed cannabis retail stores operating in Ottawa and Kingston, Ontario (the “Branded Stores”), including options to acquire the licensed cannabis retail stores when and as permitted by AGCO. The owners/operators of the Branded Stores transferred all of their interests in these stores into 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively, for purposes of completing the Company’s acquisition of these stores.

The Company also entered into promissory note agreements with each of the two lottery winners for $800, subject to interest at the Canadian prime lending rate and mature on December 13, 2019. The promissory notes were measured at amortized cost and recognized under other current assets. On September 8, 2019, $816 of principal and interest was repaid.

On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742, consisting of $1,110 in cash and 800,000 common shares of the Company.

On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,139 consisting of the settlement of receivables of $1,728 and 753,431 common shares of the Company issued upon final closing adjustments on August 27, 2020. On February 27, 2020, the remaining promissory note balance outstanding of $828 was settled as part of the purchase price adjustments for the acquisition of this location.

The Company also recognized deferred tax liabilities associated with the licences acquired for the Branded Stores. The deferred tax liability resulted in the recognition of goodwill for both acquisitions.

c) Asset Acquisition - Flora and Tridelion

On June 4, 2019, the Company entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia, subject to customary conditions including satisfaction of all licensing requirements.

During the fiscal year ended January 30, 2021, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms, and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2,147, consisting of $450 in cash including retention of deposits already paid, $300 by way of a promissory note, and 2,408,715 common shares of the Company (issued on July 31, 2020). Under IFRS 3, the substance of the acquisition does not constitute a business combination. The purchase price was allocated fully to the acquired licence and recognized as an intangible asset. The promissory note was fully settled as at January 30, 2021.

d) Acquisitions Completed in Prior Fiscal Year

The Company completed a series of business combination and asset acquisitions in the prior fiscal year ended February 1, 2020, which are described below.

Acquisition of Prairie Sky Cannabis Inc.

On May 13, 2019, the Company acquired four licensed and operating retail store locations in the province of Saskatchewan from Prairie Sky Cannabis Inc. (the “Prairie Sky Locations”). The acquisition included the leases, equipment, furnishings, inventory and municipal licences and permits used to operate the Prairie Sky Locations for an aggregate purchase price of $12,882, comprised of $6,531 in cash and 4,961,832 in common shares of the Company. The Company received cannabis retail sales licences from the Saskatchewan Liquor and Gaming Authority (“SLGA”) and commenced operations on May 17, 2019 at each of the Prairie Sky Locations.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as the Prairie Sky Locations meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares issued	6,351
Cash	6,531
Total consideration	12,882

Identifiable assets (liabilities) acquired
$
Inventory	448
Leasehold Improvements	619
Intangible assets (1)	11,815
Right-of-use assets	894
Lease liabilities	(894)
Total identifiable net assets	12,882

(1) Intangible assets consist of the municipal licences and permits, and the SLGA cannabis retail store permits.

Asset acquisitions of retail cannabis licences and permits

Retail cannabis operator licences, permits and in-progress licence applications were acquired for an aggregate purchase price of $22,279, comprised of $11,678 in cash and $10,601 in common shares (or 8,433,130 common shares) of the Company. Under IFRS 3, the substance of these acquisitions did not constitute a business combination, and the purchase price was allocated fully to the licences and permits, which were recognized as intangible assets.

●	Vancouver Locations - On May 28, 2019, the Company acquired certain assets from 1011173 B.C. Ltd. o/a The Green Rhino in relation to two locations to operate cannabis retail stores in Vancouver, British Columbia (the “Vancouver Locations”). The City of Vancouver issued development permits in the name of the Company, as well as its recommendation to the BC Liquor & Cannabis Regulation Branch that licences be issued for these locations. As at January 30, 2021, the applications continue to be in progress. On March 5, 2021, one application was completed and licence was issued.

●	Banff Location - On May 24, 2019, the Company acquired all the issued and outstanding shares of 2103430 Alberta Ltd., the developer of a proposed cannabis retail store in the Town of Banff, Alberta (the “Banff Location”) that holds an in-progress retail cannabis licence application in the province of Alberta. The acquisition also includes rights of first refusal and last offer in favour of the Company in respect of two locations under development in British Columbia. On November 15, 2019, the Banff Location commenced operations.

●	Cannabis Cowboys Inc. - On October 7, 2019, the Company acquired the assets held by the wholly-owned subsidiaries of Cannabis Cowboy Inc. in connection with the in-progress development of eight cannabis retail stores, including municipal development permits issued thereto. The Company subsequently submitted its applications to the AGLC for cannabis retail store licences at each of the acquired locations. Subsequently, two of the locations were closed under the Company’s restructuring activities (Note 14).

●	Regina Location - On October 7, 2019, the Company completed its acquisition of all of the issued and outstanding shares of a subsidiary of Mera Cannabis Corp. (“Mera”) that held a cannabis retail licence for a location in Regina, Saskatchewan. The acquisition included municipal license and permits used to operate the retail location. The store commenced operations on October 18, 2019. Upon closing of the acquisition, the Company also entered into a supply agreement with Mera (Note 24).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Issuance of common share instalments related to the acquisition of Hifyre Inc. in July 2018

On July 20, 2018, the Company acquired 100% of the issued share capital of Hifyre Inc. (“Hifyre”). In accordance with IFRS 3, Business Combinations, the substance of the transaction constituted a business combination as Hifyre meets the definition of a business under the standard. The acquisition of Hifyre Inc. was accounted for as a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

The consideration paid to the vendor included issuances of common shares of the Company as follows:

●	1,350,000 common shares issued in six-month intervals over three years from the Hifyre acquisition date of July 20, 2018; and,

●	Maximum of 750,000 common shares issued if Hifyre achieved certain gross revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets following the twelve-month anniversary of the closing of the Hifyre acquisition date. The Company is to issue these common shares in one-third tranches ninety (90) days following the twelve-month anniversary date, twenty-four (24) months after closing and thirty-six (36) months after closing.

The common share consideration was recognized at the acquisition date fair value of the Company’s common shares of $0.80 and discounted to incorporate the issuance over time. Instalment shares were recognized in equity as common shares to be issued, and the revenue/EBITDA target based common shares were recognized as a contingent consideration liability at date of acquisition.

The revenue and EBITDA targets were fully met in fiscal year ended January 30, 2021.

During the fiscal year ended January 30, 2021, the Company issued 650,000 common shares with a carrying value of $434 (2019: 700,000 common shares with a carrying value of $478), with 450,000 common shares remaining for issuance. The vendor of Hifyre is an officer of the Company and designated as key management personnel (note 21).

8. CASH AND CASH EQUIVALENTS

As at January 30, 2021 and February 1, 2020, the Company’s cash and cash equivalents was comprised of the following:

	January 30, 2021	February 1, 2020
	$	$
Cash	30,412	17,629
Cash equivalents	201	5,271
Total Cash and Cash Equivalents	30,613	22,900

Cash equivalents are comprised of highly liquid money market mutual funds and GIC’s held with large Canadian financial institutions.

9. TRADE AND OTHER RECEIVABLES

As at January 30, 2021 and February 1, 2020, the Company’s trade and other receivables was comprised of the following:

As at	January 30, 2021	February 1, 2020
	$	$
Trade accounts receivable	4,283	1,732
Sales tax receivable	1,913	1,335
Due from related parties	-	53
Other receivables	52	1,041
Total trade and other receivables	6,248	4,161

In the prior fiscal period, February 1, 2020, other receivables included $914 related to consulting and rental income from Ontario licensees, which were settled as part of the completed acquisition of the Ontario locations in the fiscal year ended January 30, 2021 (note 7).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

10. MERCHANDISE INVENTORIES

As at January 30, 2021 and February 1, 2020, the Company’s merchandise inventories were comprised of the following:

As at	January 30, 2021	February 1, 2020
	$	$
Cannabis	8,991	5,202
Accessories & apparel	847	674
Total merchandise inventories	9,838	5,876

11. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 1, 2020	7,110	919	23,670	5,311	173	391	37,574
Acquisitions (note 7)	-	1,736	4,201	114	95	-	6,146
Additions	259	819	7,195	913	355	-	9,541
Disposal	(2,232)	-	(21)	-	-	-	(2,253)
Impairment	(92)	(193)	(224)	(68)	(2)		(579)
Balance, January 30, 2021	5,045	3,281	34,821	6,270	621	391	50,429
Accumulated Depreciation
Balance, February 1, 2020	243	117	1,746	893	70	106	3,175
Depreciation	280	256	2,473	1,040	142	73	4,264
Disposal	(365)	-	-	-	-	-	(365)
Balance, January 30, 2021	158	373	4,219	1,933	212	179	7,074

Net Book Value
Balance, February 1, 2020	6,867	802	21,924	4,418	103	285	34,399
Balance, January 30, 2021	4,887	2,908	30,602	4,337	409	212	43,355

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 2, 2019	5,105	225	12,820	2,524	189	349	21,212
Acquisitions	-	-	619	-	-	-	619
Additions	3,669	752	13,275	2,893	-	42	20,631
Disposal	-	(54)	(50)	(41)	-	-	(145)
Impairment	(1,664)	-	-	-	-	-	(1,664)
Restructuring	-	(4)	(2,994)	(125)	-	-	(3,123)
Revaluation	-	-	-	60	(16)	-	44
Balance, February 1, 2020	7,110	919	23,670	5,311	173	391	37,574
Accumulated Depreciation
Balance, February 2, 2019	10	15	114	164	12	31	346
Depreciation	233	123	1,637	759	58	75	2,885
Disposals	-	(21)	(5)	(30)	-	-	(56)
Balance, February 1, 2020	243	117	1,746	893	70	106	3,175

Net Book Value
Balance, February 2, 2019	5,095	210	12,706	2,360	177	318	20,866
Balance, February 1, 2020	6,867	802	21,924	4,418	103	285	34,399

As at January 30, 2021, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $15,759 (2019: $5,867).

In the fiscal year ended January 30, 2021, the Company recognized $580 of net impairment charges. The net impairment charges include

i) $1,489 related to impairment reversals of locations that were restructured from prior year, and subsequently achieved improved operating performance, ii) $1,040 related to locations that were terminated during the year, iii) $483 related to additional adjustments for restructured locations, and iv) $546 related to the write down of capital assets under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc.

12. INTANGIBLE ASSETS AND GOODWILL

	Trademarks & Customer List	Licenses	Software Development	Total
Cost	$	$	$	$
Balance, February 1, 2020	1,120	34,845	1,614	37,579
Acquisitions (note 7)	7,223	19,403	-	26,626
Additions	148	-	882	1,030
Impairment	-	(868)	-	(868)
Balance, January 30, 2021	8,491	53,380	2,496	64,367

Accumulated Depreciation
Balance, February 1, 2020	270	1,303	224	1,797
Depreciation	316	3,268	416	4,000
Balance, January 30, 2021	586	4,571	640	5,797

Net Book Value
Balance, February 1, 2020	850	33,542	1,390	35,782
Balance, January 30, 2021	7,905	48,809	1,856	58,570

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

	Trademarks & Customer List	Licenses	Product Design	Software Development	Total
Cost	$	$	$	$	$
Balance, February 2, 2019	1,034	1,528	180	774	3,516
Acquisitions	-	34,002	-	-	34,002
Additions	86	-	25	840	951
Disposals	-	-	(205)	-	(205)
Restructuring	-	(685)	-	-	(685)
Balance, February 1, 2020	1,120	34,845	-	1,614	37,579
Accumulated Depreciation
Balance, February 2, 2019	90	30	0	29	149
Depreciation	180	1,273	1	195	1,649
Disposals	-	-	(1)	-	(1)
Balance, February 1, 2020	270	1,303	-	224	1,797

Net Book Value
Balance, February 2, 2019	944	1,498	180	745	3,367
Balance, February 1, 2020	850	33,542	-	1,390	35,782

During the fiscal year ended January 30, 2021, the Company generated $676 (2019: $719) of internally developed software assets.

The Company recognized $868 of impairment charges related to the write-off of a licence for a location that was restructured and closed during the fiscal year ended January 30, 2021, and in which the carrying value exceeded the recoverable amount. The recoverable amount was estimated based on a VIU approach. Refer to Note 14 for further details.

Goodwill

Goodwill is comprised of:
	January 30, 2021	February 1, 2020
	$	$
Hifyre	402	402
Friendly Stranger	11,642	-
Other Ontario locations	1,762	-
	13,806	402

During the fiscal year ended January 30, 2021, the Company had goodwill arising from the acquisitions of Friendly Stranger and other Ontario retail store acquisitions, which totalled $11,642 and $1,762 (note 7). Of the goodwill recognized, $5,501 arose upon recognition of deferred tax liabilities for the acquisitions during the fiscal year. The purchase price allocations are further detailed under Note 7.

Of the goodwill recognized, $12,802 relates to purchase allocations that are subject to final adjustments, and therefore remain unallocated to a CGU for the purposes of goodwill impairment testing (note 7). There were no indicators of impairment as at January 30, 2021 for these goodwill amounts.

The remaining goodwill of $602, which also arose upon recognition of deferred tax liabilities, related to the Ontario based Branded Stores, and was allocated to the Company’s CGUs under the retail operating segment. Annual impairment test as at January 30, 2021 was completed and the recoverable amounts were determined to be higher than the carrying value, and no impairment was recognized.

The goodwill arising from the acquisition of Hifyre (acquired in fiscal year 2018), totalled $402 and was allocated to the digital platform operating segment. The recoverable amounts exceeded the carrying value of the operating segment and no impairment was recognized. Any reasonable changes in these assumptions were not significant to impact the conclusions of the goodwill impairment test.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

13. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company entered into various lease agreements predominantly to execute its retail platform strategy.

The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right-of-use assets as at	January 30, 2021	February 1, 2020
	$	$
Beginning balance	33,633	21,471
Additions	19,567	15,338
Terminated locations	(8,620)	-
Depreciation expense for the period	(4,080)	(3,176)
Ending balance	40,500	33,633

The lease liabilities pursuant to these leases is summarized in the below table:

Lease liabilities as at	January 30, 2021	February 1, 2020
	$	$
Beginning balance	36,862	22,206
Additions	18,851	15,733
Cash outflows in the period	(5,132)	(3,613)
Terminated locations	(7,822)	-
Accretion expense for the period ended (note 19)	3,147	2,536
Ending balance	45,906	36,862

	January 30, 2021	February 1, 2020
Current	2,784	3,075
Non-current	43,122	33,787
Maturity analysis - contractual undiscounted cash flow	$	$
Less than one year	8,823	5,408
One year	8,607	5,806
Two years	7,866	5,871
Three years	6,258	5,280
Four years	5,758	3,994
Five years and beyond	20,591	16,589
	57,903	42,948

Amounts recognized in the consolidated statement of loss and comprehensive loss	January 30, 2021	February 1, 2020
	$	$
Expenses relating to short-term leases	73	218
Expenses relating to variable lease payments not included in the measurement of lease liabilities	2,231	2,072
Income from subleasing right-of-use assets	321	64

During the fiscal year ended January 30, 2021, the Company impaired $9,729 of right-of-use assets, net of associated lease liability payment obligation reductions of $7,822, and $44 related to other restructuring provision drawdown, offset by $1,109 of impairment reversals from restructuring. The impairments related to locations that were terminated during the year, and certain leases under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 7). With respect to the leases under the expired asset purchase agreements, $884 of lease liabilities was also written off during the fiscal year ended January 30, 2021, as these leases reverted to the seller upon expiry. The impairment reversals related to locations that were restructured from prior year, and subsequently achieved improved operating performance.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

14. PROVISIONS

	January 30, 2021	February 1, 2020
	$	$
Beginning balance	265	1,662
Additions	2,649	265
Drawdowns	(242)	-
IFRS 16 reclassification	-	(1,662)
Ending balance	2,672	265

Restructuring provisions relate to the Company’s initiatives to lower operating costs and improve financial performance. During the 2020 fiscal year, the Company performed an analysis of its retail store network and recorded a provision for estimated severance costs of $123, and facility exit and other costs of $2,526. The value of the provision is management’s best estimate of the amount of expenditures expected to occur over the next five years. Lease obligation costs related to the restructuring locations have been recorded in lease liabilities (note 13).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

15. DEBENTURES AND LOANS, DERIVATIVE LIABILITY

Debentures and Loans balances outstanding:
	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Interest Rate	January 30, 2021	February 1, 2020	January 30, 2021	February 1, 2020
			$	$	$	$
Convertible debenture liability
LP Debentures	July 31, 2020	8.00%	-	14,000	-	13,087
June 2019 Debentures	June 26, 2020	8.00%	-	27,168	-	24,865
April 2020 Debentures (1)	June 1, 2022	8.00%	29,407	-	16,364	-
Investor Debentures (1)	June 30, 2023	8.00%	25,990	25,990	14,931	13,550
			55,397	67,158	31,295	51,502
Term loans and credit facilities
Term loan	April 30, 2030	3.95%	2,359	-	2,359	-
Total debentures and loans			57,756	67,158	33,654	51,502
Current Portion			(219)	(41,168)	(637)	(38,154)
Long-term Portion			57,537	25,990	33,017	13,348

Derivative Liability balances outstanding:
	Contractual	Conversion	Equivalent Units		Carrying Amount
	Maturity Date	Price/unit	January 30, 2021	February 1, 2020	January 30, 2021	February 1, 2020
		$/unit	#	#	$	$
Conversion option derivative liabilities
LP Debentures	July 31, 2020	$1.15	-	14,000,000	-	2,078
April 2020 Debentures	June 1, 2022	$0.50	29,407,000	-	21,355	-
Investor Debentures (1)	June 30, 2023	variable (1)	25,989,985	25,989,985	17,457	-
					38,812	2,078
Warrants recognized as derivative liability
Series B Warrants (1) (2)	September 30, 2022	variable	67,175,541	n/a	10,576	-
Series C Warrants (1) (3)	June 30, 2023	variable	133,390,789	133,390,789	16,929	-
					27,505	-
Total derivative liability					66,317	2,078
Current Portion					-	(2,078)
Long-term Portion					66,317	-

(1)	Amended. See further details below.
(2)	Exercisable after January 1, 2022 (see terms described below).
(3)	Exercisable after October 31, 2022 (see terms described below).

Cash proceeds from convertible debentures issued totalled $28,000 (February 1, 2020: $27,188). Cash proceeds from term loan facilities totalled $2,538 (February 1, 2020: $Nil).

As of January 30, 2021, $100 of the April 2020 Debentures (defined herein) were early converted and 200,000 common shares were issued by the Company.

Subsequent to January 30, 2021, $52,990 of principal of the convertible debentures were converted (note 27).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Convertible debenture related activity is summarized below:

		Carrying Amount
	Principal Outstanding	Debenture component	Derivative liability - conversion option	Equity component - conversion option
	$	$	$	$
Balance at February 2, 2019	27,317	25,683	11,253	-
Extinguishment - 2018 debentures	(20,000)	(18,855)	(8,121)	-
Debenture conversions - 2018 Debentures	(7,317)	(6,984)	(2,974)	-
Issuances - LP Debentures	20,000	16,388	15,660	-
Issuances - Share Debentures	5,800	4,905	4,804	-
Issuances - June 2019 Debentures	27,188	21,479	-	1,756
Issuances - Investor Debentures	25,990	9,708	-	-
Gain on revaluation	-	-	(15,648)	-
Accretion and interest expense	-	13,873	-	-
Coupon interest payment in cash	-	(1,117)	-	-
Coupon interest payment in common shares	-	(2,425)	-	-
Debenture conversions - Other	(20)	(6)	-	-
Debenture conversions - LP Debentures	(6,000)	(5,591)	(1,180)	-
Debenture conversions - Share Debentures	(5,800)	(5,556)	(1,716)	-
Balance, February 1, 2020	67,158	51,502	2,078	1,756
Conversion and settlement - LP Debentures	(14,000)	(13,132)	(1,112)	-
Repayment and settlement - June 2019 Debentures	(27,168)	(27,168)	-	-
Conversion option expiry - June 2019 Debentures	-	-	-	(1,756)
Issuances - April 2020 Debentures	28,000	11,762	15,309	-
Pre-amendment Investor Debentures- extinguishment (1)	(25,990)	(20,728)	-	-
Amended Investor Debentures - new liability	25,990	13,601	21,966	-
Debenture modifications	-	(1,207)	-	-
Loss on revaluation of derivative liability	-	-	682	-
Accretion and interest expense	-	19,892	-	-
Coupon interest payment in cash	-	(1,057)	-	-
Coupon interest payment in common shares	-	(2,119)	-	-
Coupon interest capitalization to principal	1,507	-	-	-
Debenture conversions - other	(100)	(51)	(111)	-
Balance, January 30, 2021	55,397	31,295	38,812	-

(1)	Represents proportion of extinguishment loss related to the debenture liability component. Extinguishment loss for all components of the instrument totalled $53,459 (note 15(a)).

Derivative liability activity related to warrants are summarized below:

	January 30, 2021	February 1, 2020
	$	$
Issuance - Series C Warrants	-	15,546
Amended Series B Warrants - new liability	16,949	-
Amended Series C Warrants - new liability	29,876	-
Gain on revaluation	(19,320)	(15,546)
Balance, end of fiscal year	27,505	-

Measurement and sensitivity analysis as at January 30, 2021

As at January 30, 2021, the derivative liability for the April 2020 Debentures conversion option was revalued using the above described valuation technique and the following assumptions: stock price of $0.80; risk-free interest rate of 0.12%; and expected volatility of 82% based on historical trading data of the Company and its peers.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

As at January 30, 2021, the derivative liabilities related to the Investor Debentures conversion option, Series B Warrants and Series C Warrants were revalued using the Monte-Carlo and trinomial tree model simulation valuation technique and the following assumptions: stock price of $0.80; risk-free interest rate range of 0.14% - 0.16%; and expected volatility of 80% based on historical trading data of the Company and its peers.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimated fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in.

As at January 30, 2021, with all other variables held constant, a 5% increase and 5% decrease in volatility would have resulted in a change in the estimated fair values of the derivative liability instruments as follows:

Sensitivity Analysis		As at January 30, 2021
	Valuation Technique	Volatility - 5%	Volatility +5%
		$	$
April 2020 Debentures conversion option	Monte-carlo	(507)	345
Investor Debentures conversion option - amended	Monte-carlo/ Trinomial	(329)	315
Series B Warrants - amended	Monte-carlo	(1,585)	1,341
Series C Warrants - amended	Monte-carlo	(3,036)	3,314
Total		(5,457)	5,315

a) Strategic Investment - Investor Debentures and Investor Warrants

On August 7, 2019, the Company issued: (i) $25,990 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”); (ii) 30,634,322 series A Common Share purchase warrants (the “Series A Warrants”); (iii) 56,126,890 series B Common Share purchase warrants (the “Series B Warrants”); and (iv) 110,703,926 series C Common Share purchase warrants (the “Series C Warrants” and with the Series A Warrants and the Series B Warrants, the “Investor Warrants”) pursuant to the terms of a subscription agreement with 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard (“ACT”) (the “Strategic Investment”). Pursuant to the terms of the Strategic Investment, ACT had the right, but not the obligation, to acquire that number of common shares that may result in ACT holding 50.1% of the issued and outstanding common shares if the principal amount of Investor debentures and warrants are converted and exercised, respectively, in full.

On July 23, 2020, the Company announced a series of amendments to convertible debentures and investor warrants issued to ACT under the strategic investment agreement completed on August 7, 2019 (the “ACT Investment Amendments”). These amendments were approved at a special meeting of shareholders on September 15, 2020.

These amendments resulted in the following:

●	Extending the maturity date of $25,990 principal amount 8.0% convertible unsecured debentures to June 30, 2023 from June 30, 2021. ACT would have the right to accelerate the Investor Debentures maturity date once $20,000 in principal of the April 2020 Debentures was converted.

●	The Investor Debentures conversion price is now the lesser of: (A) the 20-day volume weighted average price (“VWAP”) of the common shares of the Company on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90.

●	The Company has the ability to repay the principal amount of the Investor Debentures and interest by issuing common shares of the Company at a price equal to $0.75 per common share (subject to satisfaction of certain conditions precedent, including the common shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

●	34,158,027 series A common share purchase warrants (“Series A Warrants”), previously with an exercise price of $1.40, were amended as follows:

	●	13,146,469 of the Series A Warrants (the “A-1 Warrants”) have an exercise price equal to $0.78, which were subsequently exercised by ACT on September 18, 2020 for cash exercise proceeds of $10,254;

	●	10,505,779 of the Series A Warrants (the “A-2 Warrants”) has an exercise price equal to $0.83, which were exercised during the fiscal year ended January 30, 2021 for cash exercise proceeds of $8.720; and

	●	10,505,779 of the Series A Warrants (the “A-3 Warrants”) has an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (the “Series A Expiry Date”).

●	67,175,541 series B common share purchase warrants (“Series B Warrants”), previously with an exercise price of $1.875, were amended such that the exercise price is the lesser of: (A) $1.875; and (B) the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series B Warrants are exercised; is exercisable at any time after January 1, 2022; and the expiry date is September 30, 2022.

●	133,390,789 series C common share purchase warrants (“Series C Warrants”), previously with an exercise price range of $2.00 - $6.00, were amended such that the exercise price is the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series C Warrants are exercised; is exercisable at any time after October 1, 2022; and the expiry date would be June 30, 2023.

The A-3 Warrants is exercisable at ACT’s option, without any impact to the Series B Warrants and Series C Warrants.

Initial Recognition and Measurement in fiscal year ended February 1, 2020

The Investor Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option component was classified as an equity instrument, and the accelerated maturity date prepayment option and the Company’s conversion option components were classified as embedded derivatives.

The classification of Investor Warrants was determined based on the terms and conditions attached to each series. The Series C Warrants were classified as a derivative liability due to the variability in exercise price, while the Series A Warrants and Series B Warrants were classified as equity instruments and are not subject to revaluation in accordance with IFRS.

Gross proceeds were $25,990 and net proceeds were $24,092, net of cash transaction costs of $1,898. The gross proceeds were allocated on a relative fair value basis to the Series C warrants for $15,546, the host debt component for $10,473, and the embedded derivatives for $29,015. Of the cash transaction costs, $765 was allocated and netted against the host debt component, and $1,133 was recognized as finance costs expense at inception (note 19). In accordance with IFRS, any residual value remaining would be allocated to the identified equity instruments. At initial recognition, no residual value remained for allocation, and the Series A Warrants, Series B Warrants and the holder’s conversion option was assigned a $nil value. At initial recognition, these equity instruments had an aggregate estimated fair value of $60,581.

The host debt component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal $25,990, using an effective interest rate of 80%.

The estimated fair value at initial recognition for the Investor Debentures host debt component and the Investor Warrants differed from the transaction price. For the Series C Warrants derivative liability, which are to be recognized at fair value, IFRS permits the deferral of the recognition of the difference of $11,503, between the estimated fair value at initial recognition of $27,049 and the allocated relative fair value amount. This Company’s policy is to defer such differences and recognize the deferred amounts once estimated fair values can be determined based solely on market observable inputs.

The estimated fair value of the Investor Debentures host debt component at initial recognition was determined using probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific operational events, and a company specific discount rate assumption range of 33% - 46%.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

The Series C Warrants were valued using the Monte-Carlo simulation valuation technique to project the Company’s share price to the expected maturity date, and the following assumptions: stock price of $1.39; $nil dividends; risk-free interest rate of 1.33%; and expected volatility of 70% based on historical trading data.

As at February 1, 2020 and prior to amendment, the Series C Warrants were revalued to $nil (net of the deferred initial difference), using the above described valuation technique. These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimated fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Accounting for the amendments to Investor Debentures and Investor Warrants

The amendment to the terms of the Investor Debentures and Investor Warrants resulted in the derecognition of the existing debenture and warrants carrying values at the date of amendment (September 15, 2020), which were in aggregate $20,728 and $808, respectively, and recognition of the debentures and warrants under the amended terms. The aggregate fair value of the amended debentures and warrants totalled $87,066, and were allocated as follows:

●	Recognition of $13,601 as a debenture liability for the host debt component and $21,966 as a derivative liability in relation to the conversion option. The conversion option was accounted for as a derivative liability as the amended terms did not meet the fixed- for-fixed criteria under IFRS (pre-amendment, accounted for as an equity instrument with $Nil carrying value).

●	Recognition of $4,674 for Series A Warrants, which were accounted for as an equity instrument (pre-amendment, $Nil carrying value).

●	Recognition of $16,949 for Series B Warrants, which were accounted for as a derivative liability (pre-amendment, accounted for as an equity instrument with $Nil carrying value).

●	Recognition of $29,876 for Series C Warrants, which were accounted for as a derivative liability (pre-amendment, $Nil carrying value and $13,860 in unrecognized deferred losses).

The recognition of the Investor Debentures and Investor Warrants under the amended terms resulted in an extinguishment loss of $54,359 in the fiscal year ended January 30, 2021, which was recognized in net loss, and an amount of $11,174 recognized in contributed surplus in relation to the equity instrument components that were extinguished.

The amendment date fair value estimates for the Investor Debentures conversion option and Investor Warrants were estimated using Black-Scholes, Monte-Carlo and trinomial tree model simulation valuation techniques, and the following assumptions: stock price of $0.88; risk-free interest rate range of 0.19% - 0.27%; and expected volatility range of 60%-94% based on historical trading data of the Company and its peers and variability of the life of the conversion option and warrants.

The estimated fair value of the host debt component of the Investor Debentures was determined based on a discount rate assumption of 40%, and was measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal using an effective interest rate of 33%.

Amendment date measurement and sensitivity analysis

As there was no associated consideration or transaction price for the amendment, the aggregate fair value was recognized without calibration to proceeds or other consideration, and no relative fair value allocation of proceeds to the instruments. As such, the following assumptions were determined significant to the fair value recognized as at September 15, 2020:

●	Discount rate utilized for the host debt component - A discount rate range of 34% to 46% would result in an initial host debt liability range of $12,300 - $15,200. Discount rate is based on both market and company specific premium assumption that considers the Company’s borrowing profile relation to the comparable group. Changes in the discount rate would result in a change in the non- cash accretion expense recognized to accrete up to the principal at expected maturity date. The Company estimated the maturity date consistent with the contractual maturity date of June 30, 2023.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

●	Volatility – As described further above, volatility is a significant assumption in the valuations utilized to estimate fair value of the Company’s derivative liabilities. The following table summarizes the sensitivity of the amendment date estimate fair values:

Sensitivity Analysis - Investor Debentures and Derivative Liabilities		As at September 15, 2020
	Valuation Technique	Volatility - 5%	Volatility +5%
		$	$
Investor Debentures conversion option - amended	Monte-carlo/ Trinomial	(364)	229
Series B Warrants - amended	Monte-carlo	(1,847)	1,871
Series C Warrants - amended	Monte-carlo	(4,939)	1,368
Total		(7,150)	3,468

b) Issuance of April 2020 Debentures

During the fiscal year ended January 30, 2021, the Company completed two private placements for aggregate gross proceeds of $28,000, which were comprised of:

●	a non-brokered private placement of 8% secured convertible debentures for aggregate gross proceeds of $19,800 (the “April 2020 Initial Debentures”), which closed on April 28, 2020, and

●	a non-brokered private placement of subscription receipts for aggregate gross proceeds of $8,200, subject to shareholder approval (the “April 2020 Subscription Receipts”). The April 2020 Subscription Receipts were automatically converted into convertible debentures upon shareholder approval on June 17, 2020. These convertible debentures have the same terms as the April 2020 Initial Debentures.

The principal amount of the April 2020 Initial Debentures and the April 2020 Subscription Receipts, upon conversion to convertible debentures (collectively the “April 2020 Debentures”), will be convertible at the holder’s option into common shares of the Company (the “Conversion Shares”) at any time prior to the maturity date (described below) at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the April 2020 Debentures is secured by the assets of the Company.

On July 23, 2020, in conjunction with entering into the ACT Investment Amendments, the Company also entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the debenture indenture dated April 28, 2020 (the “Indenture”) which governs the April 2020 Debentures. The Supplemental Indenture amendments included:

●	modification of the April 2020 Debenture maturity date to June 1, 2021, or June 1, 2022, in the event that, on or before April 1, 2021, ACT’s A-1 Warrants and A-2 Warrants have been exercised. As at January 30, 2021, ACT’s A-1 Warrants and A-2 Warrants were fully converted as at January 30, 2021, and the maturity date was extended to June 1, 2022;

●	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the Investor Debentures; and

●	the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021) (the “Interest Amendment”). The Interest Amendment was approved by the shareholders of the Company on September 15, 2020.

The Supplemental Indenture amendments’ impact on the carrying value of the debt was assessed by the Company once the ACT Investment Amendments were effective upon shareholder and regulatory approvals received on September 15, 2020.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

April 2020 Debentures - initial recognition

Of the $28,000 in gross proceeds, $19,800 was received during the first quarter of 2020, and $8,200 related to the April 2020 Subscription Receipts was received in the second quarter of 2020. The gross proceeds were allocated on a relative fair value basis to the conversion option derivative and embedded derivatives and the host debt component.

The April 2020 Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option along with the embedded derivatives were classified as a derivative liability given the variability in settlement options of the conversion. Transaction costs totalled $2,058, with cash transaction costs of $1,250 and non-cash costs of $808 related to the Additional Investor Warrants (described and defined further below). Transaction costs totalling $685 was deferred and recognized in other assets as deferred charges as at May 2, 2020, and then allocated once the April 2020 Subscription Receipts were converted into debenture units during the second quarter of 2020.

See table below for a summary of the allocation of proceeds and initial recognition values at inception:

Initial Recognition		Debentures		Derivative liability
	Gross proceeds	Carrying value	Transaction Costs (1) (2)	Carrying value	Transaction Costs (1)
	$	$	$	$	$
April 2020 Initial Debentures	19,800	9,234	640	10,566	733
April 2020 Subscription Receipts	8,200	3,457	289	4,743	396
Total	28,000	12,691	929	15,309	1,129

(1)	Transaction cost amounts were allocated on a proportional basis. Transaction costs allocated to the debentures was netted against the host debt component, and costs allocated to the derivative liability were treated as finance costs expense (note 19).

(2)	Includes fair value of additional Investor Warrants issued in connection with the issuance of these debentures. See details below.

The estimated fair value of the April 2020 Debentures host debt component at initial recognition was determined using a probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific events, and a company specific discount rate assumption range of 33% - 46%. The host debt component for the April 2020 Debentures was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal using an effective interest rate of 52%.

The derivative liability inception fair value was estimated using the Monte-Carlo and trinomial tree model simulation valuation techniques to project the Company’s share price and expected maturity date, and the following assumptions:

●	April 2020 Initial Debentures – stock price of $0.63; risk-free interest rate of 0.31%; and expected volatility of 70% based on historical trading data of the Company and its peers.
●	April 2020 Subscription Receipts – stock price of $0.74; risk-free interest rate of 0.26%; and expected volatility of 92% based on historical trading data of the Company and its peers.

As the estimated fair value at initial recognition of the overall instrument differed from the transaction price, for the derivative liabilities (which are to be recognized at fair value under IFRS), $7,442 in fair value was deferred at inception. The deferred amount was the difference between the estimated fair value at initial recognition for the derivative liabilities and allocated relative fair value amount of $18,439. As per the Company’s accounting policy and as permitted under IFRS, the deferred amount will be recognized once estimated fair values can be determined based solely on market observable inputs.

Discount rate and volatility are significant assumptions in the valuation models utilized to estimate fair value of the host debt and derivatives, respectively. Changes in either the discount rate or volatility assumptions at inception would have resulted in a change in the relative fair value allocation between the host debt component and the conversion option derivative at inception, and would not have a material effect on the statement of loss and comprehensive loss.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Issuance of Additional Investor Warrants

ACT also participated in the April 2020 Debentures, and consequently exercised its participation rights under the terms of the August 7, 2019 investor rights agreement. As a result, on April 28, 2020, the Company issued an additional 3,523,705 Series A Warrants, 11,048,651 Series B Warrants, and 22,686,864 Series C Warrants, for an aggregate issuance of 37,259,220 warrants (“Additional Investor Warrants”). The Additional Investor Warrants were accounted for as transaction costs of the April 2020 Debentures, and followed the same accounting treatment as the initial tranche of warrants issued on August 7, 2019:

●	Series A Warrants and Series B Warrants were accounted for as equity instruments and the initial fair value of $808 was recognized in warrants reserves. These instruments were not subject to revaluation in accordance with IFRS.
●	The Series C Warrants were accounted for as derivative liabilities and were recognized at $Nil consistent with the fair value recognized for the existing series C warrants. The same fair value model was applied to these Series C Warrants as was applied to the initial Series C Warrants.

Assumptions used in valuing the Additional Investor Warrants were stock price of $0.63, risk-free interest rate of 0.31%, and expected volatility of 77% based on historical trading data of the Company and its peers.

On September 15, 2020, the Additional Investor Warrants were de-recognized as a result of the ACT Investment Amendments, and then re-recognized under the amended terms (note 15(a)).

April 2020 Debentures – modification gains

The amendments to the host debt component were not considered to be substantial modification of the original terms, and therefore did not result in de-recognition. The Company recognized a modification gain of $497 in net loss.

The Company elected to defer the coupon interest payment on December 31, 2020, and a deferred amount of $1,507 was capitalized and added as principal to the April 2020 Debentures, with repayment expected upon settlement of the debentures. This resulted in a change in the estimated timing of cash outflows of the host debt component and a modification gain of $710.

c) Commitment Letter Agreement - Senior Secured Term Loan and Credit Facilities

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with a financial institution. The new financing is comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus prime rate. An “accordion” option is also available to increase the revolving facility by an additional $5 million, subject to the financial institution’s consent and certain other customary conditions. As at January 30, 2021, the Company had drawn $2,538 under the term loan (February 1, 2020: $Nil) and repaid $180 in principal.

Under the terms of the facility, the Company also recognized $4,000 in restricted cash representing cash collateral security under the arrangement.

These credit facilities are subject to quarterly financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company.

d) June 2019 Debentures

On June 26, 2019, the Company closed a bought deal private placement of 27,188 convertible debenture units at a price of $1000 per unit for total gross proceeds of $27,188. Each unit comprised of one $1 principal amount unsecured convertible debenture (“June 2019 Debentures”) and 278 common share purchase warrants. The convertible debentures had a maturity date of June 26, 2020, at 8% interest per annum and a conversion price of $1.20 per share.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Each common share purchase warrant entitles the holder to purchase one common share of the Company for a period of 24 months following the close of the offering at an exercise price of $1.45. In connection with the private placement, the Company paid the underwriters aggregate cash consideration of $1,476 and 1,355,350 broker warrants. Each broker warrant is exercisable for one common share of the Company at a price of $1.20 per share until June 26, 2021.

Gross proceeds were $27,188 and net proceeds were $24,768, net of cash transaction costs of $1,738 and broker warrants valued at $682. Net proceeds were allocated on a relative fair value basis to the common share purchase warrants for $1,533, to the June 2019 Debentures debt component for $21,479, and the residual value to the debenture conversion option for $1,756.

The June 2019 Debentures were classified as a debenture with the conversion option component classified as an equity instrument. The debenture component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal $27,188, using an effective interest rate of 32%.

The 7,558,264 common share purchase warrants issued were valued on a relative fair value basis using the following assumptions: stock price of $1.03; expected life of 2 years; $nil dividends; 99.5% volatility; and risk-free interest rate of 1.51%.

The 1,355,350 broker warrants issued were valued at $161,718, which is recorded in warrant reserve, based on a pro-rata basis of its fair value using the following assumptions: stock price of $1.03; expected life of 2 years; $nil dividends; 99.5% volatility; and risk-free interest rate of 1.51%.

During the fiscal year ended January 30, 2021, $27,168 in principal outstanding of the June 2019 Debentures was settled in cash at maturity. The conversion option carrying value of $1,756 recorded within debenture equity reserves expired and was reclassified to contributed surplus.

e) 2018 Debentures and LP Debentures

On July 26, 2018 and August 1, 2018, the Company issued $27,317 in unsecured convertible debentures, bearing coupon rate of 8% per annum with a maturity date of July 31, 2019 (the “2018 Debentures”). The 2018 Debentures were classified as a debenture with a fair value derivative liability component. As at February 2, 2019, the debenture portion and the derivative liability had a carrying value of $25,683 and $11,253, respectively.

During the fiscal year ended February 1, 2020, the 2018 Debentures with principal $7,317 were converted upon completion of the RTO Transaction into 6,380,717 common shares of the Company at the carrying value of the convertible debenture and derivative liability at the time of conversion, which totalled $9,958.

The remaining $20,000 in principal was amended upon close of the RTO Transaction (the “LP Debentures”). As a result of the amendment and the recognition of the new LP Debentures resulted in a net loss on extinguishment and revaluation of $5,119 during the fiscal year ended February 1, 2020.

The LP Debentures were classified as a debt liability with a fair value derivative liability component with respect to the conversion option. The debt component was recognized at $16,388 and measured at amortized cost and accreted such that the carrying amount at maturity will equal $20,000 using an effective interest rate of 23.5%. The conversion option was initially recognized at $15,660 and measured using the Black-Scholes model and the following assumptions: stock price of $1.50; expected life of 1.5 years; $nil dividends; expected volatility of 95% based on comparable companies; exercise price of $1.15; and risk-free interest rate of 1.81%.

During the prior fiscal year end February 1, 2020, $6,000 in principal was early converted resulting in 5,217,390 shares being issued, with a carrying value of $6,771, of which $1,179 related to the settlement value of the corresponding conversion option derivative liability.

During the fiscal year ended January 30, 2021, the remaining outstanding $14,000 in principal was early converted by the Company. This resulted in 12,173,912 common shares being issued, with a carrying value of $14,244, of which $1,112 related to the settlement value of the corresponding conversion option derivative liability. The provisions of the LP debentures were amended to provide for the forced early conversion of the principal amount by the Company at its sole discretion upon certain share price conditions being met. An additional 49,726 common shares were issued to settle accrued and unpaid interest thereon.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

f) Share Debentures

Contemporaneous with, and as part of closing the RTO Transaction and to meet certain regulatory requirements for public company listing, 7,250,000 common shares of the Company held by certain holders were exchanged for $5,800,000 principal amount of convertible debentures (the “Share Debentures”) at $0.80 per common share (representing the issue price of the share purchased by the holders) (the “Original Issue Price”). The Share Debentures were non-interesting bearing with a maturity date of November 30, 2019.

The carrying value of the 7,250,000 common shares of the Company, totaling $5,800, was reclassified from share capital and recognized as a debenture with a fair value derivative liability component, and had an aggregate fair value of $9,709 at inception. A revaluation loss of $3,909 was recorded upon reclassification and remeasurement of the Share Debentures.

The debenture component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal $5,800 using an effective interest rate of 23.5%. The derivative liability component of the Share Debentures was initially measured at $4,804 using the Black-Scholes model and the following assumptions: stock price of $1.50; expected life of 0.8 years; $nil dividends; expected volatility of 96.5% based on comparable companies; exercise price of $0.80; and risk-free interest rate of 1.81%.

During the fiscal year ended February 1, 2020, all Share Debentures were converted, resulting in 7,250,000 common shares being issued to debenture holders, with a carrying value of $7,272, of which $1,716 related to the settlement value of the corresponding conversion option derivative liability.

16. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

The Company is authorized to issue an unlimited number of common shares.

As at January 30, 2021, the Company had 232,114,180 common shares outstanding (2019: 146,093,212).

As at January 30, 2021, 4,854,369 common shares were held in escrow in relation to share consideration issued for the acquisition of Friendly Stranger (note 7) (2019: Nil).

At-the-Market Offering

On December 3, 2020, the Company announced it has established an At-the-Market equity program (the “ATM Program”), under which the Company can issue and sell up to $15,000 of common shares from treasury to the public. All common shares sold under the ATM Program are sold through the TSX or another marketplace where the common shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The volume and timing of distributions under the ATM Program, is determined in the Company’s sole discretion. The ATM Program is effective until the earlier of December 1, 2021.

During the fiscal year ended January 30, 2021, the Company issued 8,397,500 common shares for proceeds, net of transaction costs, of $7,071 (2019: Nil).

RTO Transaction completed in fiscal year ended February 1, 2020

On February 13, 2019, the Company completed its RTO Transaction, which was executed by way of a three-cornered amalgamation, pursuant to which Fire & Flower Inc. (“Old FFI”) amalgamated with 11048449 Canada Inc., a wholly-owned subsidiary of the Company, to form Fire & Flower Inc. (“New FFI”), resulting in the indirect acquisition by the Company of all the issued and outstanding securities of New FFI. This resulted in a reverse take-over (“RTO”) of the Company by the shareholders of New FFI.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Prior to the close of the RTO Transaction, the Company consolidated its common shares on a 10.64814815 to 1 basis (the “Share Consolidation”). Upon completion of the RTO Transaction on February 13, 2019, shareholders of Old FFI received one post-Share Consolidation common share for every common share of the Company.

The RTO Transaction does not qualify as a business combination under IFRS 3 Business Combinations, as at the time of this transaction, the Company did not meet the definition of a business. As a result, the RTO Transaction was accounted under IFRS 2 Share Based Payments, as a reverse takeover asset acquisition with Old FFI being identified as the acquirer and the net assets of the Company being treated as the acquired assets. The difference between the consideration given to acquire the Company and the fair value of the net assets of the Company was recorded as a listing expense to net loss. These consolidated financial statements present the historical financial information of Old FFI up to the date of the RTO Transaction.

The Company retained 1,446,257 common shares, 114,625 stock options and 50,713 common share purchase warrants, all issued and outstanding prior to the RTO, with an aggregate estimated fair value of $2,318, and net identifiable assets of $733.

The fair value of the 1,446,257 issued common shares was estimated using $1.50 share price.

The RTO Transaction resulted in recognition of listing expense totalling $1,835 in the fiscal year ended February 1, 2020. The common shares outstanding pre-RTO Transaction close on February 13, 2019, represents the cumulative share capital transactions of Old FFI.

Fair value of post-Share Consolidation common shares, options and warrants retained:
Common shares	$2,169
Stock options and warrants	149
Total consideration paid:	2,318
Less: fair value of net identifiable assets required of the Company	(733)
Add: Legal and professional fees related to the RTO Transaction	250
Total listing expense	$1,835

Net identifiable assets acquired
Cash and cash equivalents	$766
Accounts payables and accrued liabilities	(33)
$733

Concurrent Financing prior to RTO Transaction

On November 1, 2018, Old FFI had completed a private placement in connection with the RTO Transaction, where 24,333,334 subscription receipts were issued at a price of $1.50 per subscription receipt for aggregate gross proceeds of $36,500. Upon completion of the RTO Transaction on February 13, 2019, the Company issued common shares to the holders, and proceeds, net of transactions costs, totalling $34,545, were released from escrow.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

b) Warrants

The following is a summary of the movement in warrants outstanding:

	January 30, 2021		February 1, 2020
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
	#	$	#	$
Balance, beginning of fiscal year	232,531,772	1.72	39,894,283	0.81
Issued - compensation warrants	-	-	100,000	0.85
Issued under RTO transaction (note 28)	-	-	50,713	1.07
Issued - June 2019 Debentures (note 15)	-	-	8,913,614	1.41
Issued - Investor Warrants A (note 15)	3,523,705	1.40	30,634,322	1.40
Issued - Investor Warrants B (note 15)	11,048,651	1.88	56,126,890	1.88
Issued - Investor Warrants C (note 15) (1)	22,686,864	variable	110,703,925	variable
Cancelled - Investor Warrants A (note 15)	(34,158,027)	1.40	-	-
Cancelled - Investor Warrants B (note 15)	(67,175,541)	1.88	-	-
Cancelled - Investor Warrants C (note 15)	(133,390,789)	variable	-	-
Issued - amended Series A-1 Warrants (note15)	13,146,469	0.78	-	-
Issued - amended Series A-2 Warrants (note15)	10,505,779	0.83	-	-
Issued - amended Series A-3 Warrants (note15)	10,505,779	0.93	-	-
Issued - amended Series B Warrants (note15) (2)	67,175,541	variable	-	-
Issued - amended Series C Warrants (note15) (1)	133,390,789	variable	-	-
Forfeited	-	-	(39,600)	1.50
Exercised - Investor Warrants	(23,652,248)	0.78	-	-
Exercised - Non-Investor Warrants	-	-	(13,852,375)	0.34
Expired	(26,053,021)	1.06	-	-
Balance, end of fiscal year	220,085,723	2.49	232,531,772	1.72
Warrants recognized under derivative liability, end of fiscal year (note 15)	200,566,330	variable	110,703,925	variable

(1)	For purposes of weighted average calculations, the exercise price is assumed to be $2.00 for pre-amendment Series C Warrants, and $3.00 for amended Series C Warrants. Exercise price conditions are described under Note 15.

(2)	For purposes of weighted average calculations, the exercise price is assumed to be $1.875 for the amended Series B Warrants. Exercise price conditions are described under Note 15. Pre-amended Series B Warrants had a fixed exercise price of $1.875.

The following table reflects the warrants issued and outstanding as at January 30, 2021:

Expiry dates	Number of warrants outstanding	Exercise price ($)	Grant date fair value per warrant ($)	Remaining contractual Life (years)
February 12, 2021	100,000	1.15	0.858	0.04
June 26, 2021	7,558,264	1.45	0.223	0.40
June 30, 2021	10,505,779	0.93	0.269	0.41
September 30, 2022	67,175,541	variable	0.252	1.67
June 30, 2023	133,390,789	variable	0.224	2.41
Total warrants	218,730,373
June 26, 2021	1,355,350	1.20	0.503	0.40
Total broker warrants	1,355,350
	220,085,723

(1) Amended Series B Warrants and Amended Series C Warrants are exercisable after January 1, 2022 and October 1, 2022, respectively (note 15).

As at January 30, 2021, 211,072,109 warrant units were held by ACT (2019: 197,465,137 units). The terms of these warrants were amended during the fiscal year ended January 30, 2021 and are detailed in Note 15.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Excluding the Investor Warrants, the weighted average life for warrants outstanding as at January 30, 2021 was 0.40 years (2019: 0.57 years). See Note 15 for further details on the expiry of the Investor Warrants.

c) Stock Options

The following is a summary of the movement in stock options outstanding:

	January 30, 2021		February 1, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	#	$	#	$
Balance, beginning of fiscal year	12,329,485	0.97	8,078,333	0.64
Issued under RTO Transaction (28)	-	-	144,625	1.07
Issued	4,437,500	0.65	5,790,500	1.30
Exercised	(300,000)	0.07	(880,639)	0.18
Forfeited	(1,706,581)	0.99	(765,834)	1.03
Cancelled	(90,000)	1.50	-	-
Expired	(75,205)	1.06	(37,500)	0.21
Balance, end of fiscal year	14,595,199	0.88	12,329,485	0.97
Exercisable balance, January 30, 2021	6,263,692	0.83	3,976,706	0.62

During the fiscal year ended January 30, 2021, the Company recorded an expense of $ 2,512 (2019: $2,918) related to stock options in share-based payments expense and contributed surplus. Stock option related compensation expense is recognized over the vesting period of the underlying options, which typically range from three to four years with the first tranche vesting on the annual anniversary date from grant date, and remaining options vesting in monthly tranches evenly over the remaining vesting period.

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year Ended
	January 30, 2021	February 1, 2020
Options issued (#)	4,437,500	5,790,500
Expected option lives range in years	4	5
Volatility range, based on comparable companies	85%-105%	97%-105%
Risk-free interest rate range	0.32% - 0.38%	1.33% - 1.81%
Share price range	$0.64 - $0.86	$0.94 -$1.50
Exercise Price range	$0.58-$0.86	$1.00 - $1.50
Dividend yield	nil	nil

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

The following table reflects the options issued and outstanding as at as at January 30, 2021:

	Outstanding		Exercisable
Exercise price per share	Number of Options	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Remaining Contractual Life
	#	(years)	#	(years)
$0.10 - $0.21	2,350,000	2.16	2,039,394	2.00
$0.58 - $0.86	6,212,000	2.97	1,620,027	2.00
$1.00 - $1.07	2,110,280	3.07	511,459	3.00
$1.15 - $1.19	547,500	2.77	316,854	3.00
$1.34 - $1.50	3,375,419	3.11	1,775,958	3.00
Total	14,595,199	2.88	6,263,692	2.42

17. LOSS PER COMMON SHARE

For the fiscal years ended January 30, 2021 and February 1, 2020, basic loss per share and diluted loss per share were the same as the exercise of any potentially dilutive instruments would be anti-dilutive.

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
Loss attributable to common shares ($)	(78,959)	(32,595)
Adjusted net (loss) income attributable to common shares	(78,959)	(32,595)
Weighted average number of shares outstanding - basic (#)	174,096,744	118,492,477
Weighted average number of shares outstanding - diluted (#)	174,096,744	118,492,477
Loss per common share, basic ($)	(0.45)	(0.28)
Loss per common share, diluted ($)	(0.45)	(0.28)

18. EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
General and administrative expenses
Salaries and benefits	23,542	17,503
Facility expenses	5,411	4,014
Professional and consulting fees	4,688	4,075
Office & Insurance	5,075	3,313
Travel	447	1,063
Other administrative expenses	240	291
Total general and administrative expenses	39,403	30,259

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

19. FINANCE COSTS

Finance costs are comprised of the following:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Interest expense on lease liabilities (note 13)	3,147	2,536
Interest expense on debentures and loans (note 15)	19,999	13,873
Transaction costs - issuance of debentures and loans (note 15)	1,686	1,133
Other finance costs	272	108
Total finance costs	25,104	17,650

20. FINANCIAL INSTRUMENTS

The Company’s risk exposures and the impact of the financial instruments are summarized below.

a) Interest Risk

The Company is exposed to interest rate risk to the extent that cash and investments maintained at financial institutions may fluctuate with the prevailing market rate. The Company invests surplus cash in GIC’s which accumulate interest at the prevailing rate. As at January 30, 2021 and February 1, 2020, the Company had cash and cash equivalents of $30,613 (2019: $22,900), restricted cash of $4,254 (2019: $nil), short term investments of $Nil (2019: $5,000) and outstanding convertible debentures of $33,654 (2019: $51,502). Interest earned on the Company’s surplus cash is not significant and the Company’s financial liabilities have fixed rates of interest; therefore, the Company is not exposed to any significant interest rate fair value risk.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, restricted cash, and trade and other receivables. The Company’s cash and cash equivalents include petty cash, store cash flows, and cash held at Canadian financial institutions, which management believes the risk of loss is minimal. The Company’s financial assets subject to credit risk includes trade accounts receivable balances of $4,283, which primarily arise from the Company’s wholesale distribution and digital development operating segments (2019: $1,732). The Company’s point-of-sale retail stores operations do not give rise to significant accounts receivable amounts.

The Company limits the total exposure to individual customer counterparties by maintaining a credit policy, which sets forth prepayment or short net credit term requirements for trade customers in order to mitigate losses from non-collection of trade receivables.

The carrying amount of cash and cash equivalents, restricted cash, short term investments and trade and other receivables represent the maximum exposure to credit risk and at January 30, 2021, this amounted to $41,115 (2019: $32,061), and provision for expected credit loss allowances related to trade account receivables was $9 as at January 30, 2021 (2019: $19).

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 30, 2021, the Company had $30,613 (2019: $22,900) of cash and cash equivalents, restricted cash of $4,254 (2019: $nil) and short-term investments of $Nil (2019: $5,000).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

The Company’s non-current financial liabilities are comprised of convertible debentures and derivative liabilities including warrants, which have varying contractual maturity/expiry dates, and are described under note 15 and note 16. All other financial liabilities of the Company are current.

The Company is obligated to pay accounts payable and accrued liabilities with a carrying amount and contractual cash flows amounting to $20,049 (2019: $12,728), which are due within one year. The company also has convertible debentures outstanding in the amount of $637 and $33,017 for the current and long-term portions, respectively (2019: $38,154 and $13,348) with a corresponding derivative liability of $66,317 (2019: $2,078).

During the fiscal year ended January 30, 2021, the LP Debentures and the June 2019 Debentures were settled, the Company raised an additional $28,000 in convertible debenture financing and entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million) credit facility (note 15), and raised $7,071 in net proceeds under the ATM Program.

Subsequent to the fiscal year ended January 30, 2021, of the $57,537 in principal outstanding as at January 30, 2021, $52,990 in principal (related to convertible debentures) were converted and settled in common shares. The Company also concluded the ATM Program, with an additional $7,671 in net proceeds raised. Refer to Note 27 for details.

d) Fair Value of Financial Instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Carrying value approximates the fair value for cash and cash equivalents, restricted cash, trade and other receivables, other current assets and accounts payable and accrued liabilities.

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at January 30, 2021 and February 1, 2020:

As at January 30, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 15)	33,654	33,654	-	2,359	31,295
Derivative liability (note 15)	66,317	66,317	-	-	66,317

As at February 1, 2020	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 15)	51,502	51,502	-	-	51,502
Derivative liability (note 15)	2,078	2,078	-	2,078	-

There were no transfers between Level 1, Level 2 or Level 3 during the fiscal years ended January 30, 2021 and February 1, 2020.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

21. RELATED PARTY TRANSACTIONS

During the fiscal year ended January 30, 2021, key management personnel participated in the April 2020 Debentures offerings by subscribing for 1,065 units for aggregate gross proceeds of $1,065. Specifically:

●	Officers and directors subscribed for 125 units for proceeds of $125;

●	JNZS Consulting Inc. (“JNZS”), a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $90; and

●	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $850.

Debenture and warrants related transactions with ACT are described under Note 15. During the fiscal year ended January 30, 2021, the following additional transactions occurred with ACT:

●	ACT exercised 23,652,248 warrants and the Company received gross proceeds of $20,818 (2019: $Nil);

●	Sub-lease rental and real estate service charges of $176 (2019: $Nil); and

●	Store build-out capital expenditure charges of $429 were incurred for certain retail locations where the Company has sub-lease arrangements with ACT.

As at January 30, 2021, $429 of capital expenditure charges remain payable and recognized under Other Liabilities (2019: $Nil).

Key Management Compensation

Compensation for key management personnel, including the Company’s officers and Board of Directors and private companies controlled by Officers and Directors, was as follows:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Salaries and consulting fees(2)	1,614	1,250
Share-based payments(1)	1,031	1,486
Directors’ board fees	475	316
Total	3,120	3,052

(1)	Includes base salary and management fees elected to be paid in common shares of the Company. See further details below.

(2)	Excludes bonuses earned and yet to be paid out, which totalled $600 as at January 30, 2021 (2019: $155). As at January 30, 2021, the non-current portion of bonus payable totalled $250 and was recognized under Other Liabilities (2019: $95).

During the fiscal year ended January 30, 2021, a total of 1,050,000 stock options were issued to the Company’s officers and directors (2019: 620,000), with an exercise price range of $0.58 -$0.60 (2019: $0.80 -$1.50), and maturity date of April 29, 2024 (2019: February 13, 2024).

The common shares paid to the vendor of Hifyre Inc. was designated an officer of the Company during fiscal year January 30, 2021. During the fiscal year ended January 30, 2021, a total of 650,000 common shares were issued in relation to Hifyre Inc. acquisition (note 7).

Under the Company’s amended and restated management services agreement with JNZS, JNZS receives from the Company a fee of $300 for each of the calendar years 2020 and 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the original agreement entered into on January 1, 2018 as amended by a supplemental management services agreement entered into on August 17, 2018, JNZS elected to receive half of the JNZS Fee for the 2019 calendar year by the issuance of 133,333 common shares. The Chairman of the Board, as the service provider, is also eligible to participate in the Company’s bonus plans and stock option plans. During the fiscal year ended January 30, 2021, $275 in management service fees was incurred (2019: $387), of which $Nil was charged as share-based payment expense ((2019: $183).

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

22. SUPPLEMENTAL CASH FLOW INFORMATION

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Changes in non-cash working capital - operating activities
Merchandise inventories	(1,780)	(1,348)
Trade and other receivables	(1,170)	(2,470)
Deposits held in trust	(1,259)	(297)
Lease deposits		(291)
Prepaid expenses and other current assets	1,987	(3,644)
Deferred revenue	(169)	281
Accounts payable, accrued liabilities and other	4,671	(435)
Total	2,280	(8,204)
Non-cash investing and financing activities
Acquisition of property, plant and equipment and intangible assets - working capital	(6,151)	(2,431)
Acquisition of retail stores and licences	(31,493)	(16,952)

Non-cash investing and financing activities disclosed in other notes are:

●	Acquisition of ROU assets – Notes 13 and 7,
●	Partial settlement of a business combination through issue of common shares and settlement of receivables – Note 7, and
●	Conversion and settlements of debentures and coupon interest via issue of common shares – Note 15.

23. CAPITAL RISK MANAGEMENT

The Company’s objective is to maintain sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain future development of the business. The Company currently has not paid any dividends to its shareholders.

As at January 30, 2021, total capital was comprised of shareholders’ equity of $ 35,675.

The Company’s objective when managing capital is to spend its existing working capital and raise additional amounts in the subsequent period.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions and manages its capital by:

i)	maintaining a liquidity cushion in order to address any potential disruptions or industry downturns;

ii)	minimizing discretionary disbursements; and

iii)	reducing or eliminating expansion expenditures which are of limited strategic value.

In light of the above, the Company will continue to assess retail locations and seek to acquire an interest in additional locations if it believes there is sufficient potential and if it has adequate financial resources to do so.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Management reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the fiscal year ended January 30, 2021 and February 1, 2020. As at January 30, 2021, the Company was not subject to externally imposed capital requirements. Changes in capital are described in the statement of changes in shareholders’ equity.

24. COMMITMENTS AND CONTINGENCIES

a) Supply agreement commitments

In April 2018, the Company entered into two three-year supply agreements for the purchase of cannabis, with the option to renew for two additional years at the Company’s discretion, with annual renewal dates set at April 16 and September 30, respectively. Under the terms of each agreement the annual purchase amount is based on the ability of the Company to purchase cannabis products from the supplier under applicable laws and regulations, with a maximum annual commitment of $5,000, subject to adjustment based on the proportion of cannabis retail licences held by the Company in jurisdictions permitting such agreements as of the annual renewal date and at prices determined by an applicable provincial regime or, where a provincial regime is silent as to price, negotiated in good faith.

Upon closing of the Mera Acquisition on October 17, 2019 (note 7), the Company entered into a supply agreement with Mera (the “Supply Agreement”) pursuant to which the Company will be the exclusive distributor of Mera’s adult-use cannabis products in the province of Saskatchewan and the Company will purchase Mera’s adult-use cannabis products for re-sale at its retail locations, in provinces where this is permitted.

b) Contingencies

The Company is involved in certain claims and litigation on matters related to employment and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Certain outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. No legal provisions have been recognized as at January 30, 2021 (2019: $Nil). As at January 30, 2021, based on information available, the Company has not identified any outcomes that will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

25. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights.

All segments operate within Canada. Information on the Company’s reporting segments detailed below.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Fiscal Year Ended January 30, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	101,497	20,300	6,256	-	-	128,053
Intercompany revenues1	-	12,278	4,604	-	(16,882)	-
Total revenues	101,497	32,578	10,860	-	(16,882)	128,053
Cost of sales	(68,412)	(26,473)	-	-	12,251	(82,634)
Gross profit	33,085	6,105	10,860	-	(4,631)	45,419
Total operating expenses before depreciation	(40,718)	(593)	(3,454)	(5,871)	-	(50,636)
Depreciation and amortization	(11,972)	(118)	(255)	-	-	(12,345)
Segment profit (loss)	(19,605)	5,394	7,151	(5,871)	(4,631)	(17,562)
Gain on revaluation of derivative liability	-	-	-	18,638	-	18,638
Loss on extinguishment and revaluation of debentures	-	-	-	(53,152)	-	(53,152)
Interest income and finance costs	-	-	-	(24,884)	-	(24,884)
Income (loss) before income taxes	(19,605)	5,394	7,151	(65,269)	(4,631)	(76,960)
Current tax expense	(203)	(889)	(907)	-	-	(1,999)
Net loss and comprehensive loss	(19,808)	4,505	6,244	(65,269)	(4,631)	(78,959)

1. Sales between segments are made at prices that approximate market prices.

As at January 30, 2021
Total non-current assets	158,037	1,993	32	-	-	160,062
Total assets	200,499	8,785	3,444	654	-	213,382
Total non-current liabilities	50,208	5	54	99,149	-	149,416
Total liabilities	67,637	5,522	2,703	101,845	-	177,707

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Fiscal Year Ended February 1, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	42,910	5,574	2,622	-	-	51,106
Intercompany revenues1	59	5,555	2,627	-	(8,241)	-
Total revenues	42,969	11,129	5,249	-	(8,241)	51,106
Cost of sales	(29,063)	(8,959)	(55)	-	5,578	(32,499)
Gross profit	13,906	2,170	5,194	-	(2,663)	18,607
Total operating expenses before depreciation	(35,770)	(2,524)	(5,071)	(3,955)	707	(46,613)
Depreciation and amortization	(7,231)	(115)	(132)	-	(175)	(7,653)
Segment profit (loss)	(29,095)	(469)	(9)	(3,955)	(2,131)	(35,659)

Listing expense	-	-	-	(1,835)	-	(1,835)
Gain on revaluation of derivative liability	-	-	-	31,193	-	31,193
Loss on extinguishment and revaluation of debentures	-	-	-	(9,028)	-	(9,028)
Interest income and finance costs	-	-	-	(17,266)	-	(17,266)
Income (loss) before income taxes	(29,096)	(469)	(9)	(891)	(2,131)	(32,595)

1. Sales between segments are made at prices that approximate market prices.

As at February 1, 2020
Total non-current assets	105,387	2,111	470	-	-	107,968
Total assets	141,879	5,142	2,934	1,051	-	151,006
Total non-current liabilities	33,458	-	710	13,347	-	47,515
Total liabilities	48,207	836	1,465	53,588	-	104,096

26. INCOME TAXES

a) Provision for income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to income or loss before income taxes. These differences result from the following:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Combined Canadian statutory income tax rate	26.50%	26.50%
Loss before income tax	(76,960)	(32,594)
Expected tax recovery based on statutory rate	(20,394)	(8,638)
Adjustments to expected income tax benefit:
Share-based payments	667	822
Non taxable loss (gain) related to derivative revaluations	9,146	(5,874)
Non-deductible expenses	6,076	4,025
Change in unrecorded deferred tax asset	6,504	9,665
Total income tax provision	1,999	-
The Company’s income tax provision is allocated as follows:
Current tax expense	2,049	-
Deferred tax recovery	(50)	-
	1,999	-

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

b) Deferred income tax

The following table summarizes the components of deferred tax:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
Deferred tax assets	$	$
Non-capital loss carry-forwards	18,864	18,356
Property, Plant and Equipment	925	142
Right of Use assets	830	556
Accretion, provision and accrued reserves	2,074	1,715
Finance costs	1,633	1,787
Other	158	328
Total	24,484	22,884

Deferred tax liabilities	$	$
Property, Plant and Equipment	(375)	-
Intangible assets - retail operator licence and retail store authorizations	(6,502)	-
Right of Use assets	(46)	-
Tax benefits not recognized	(23,012)	(22,884)
Total	(29,935)	(22,884)

Net deferred tax asset (liabilities)	(5,451)	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liability balances is as follows:

	Fiscal Year Ended
	January 30, 2021	February 1, 2020
	$	$
Acquisitions - purchase accounting (note 7)	5,501	-
Recognized as deferred tax recovery	(50)	-
Balance, end of fiscal year	5,451	-

c) Loss Carry-Forwards

As at January 30, 2021, the Company’s non-capital income tax losses expire as follows:

Fiscal Year	$
2038	18,087
2039	2,829
2040	27,871
2041	21,441
70,228

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

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Fire & Flower Holdings Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 30, 2021 and February 1, 2020

(In thousands of Canadian Dollars, unless otherwise noted)

27. SUBSEQUENT EVENTS

At-the-Market Offering

Subsequent to January 30, 2021, the ATM Program was concluded, whereby the Company issued a further 8,170,900 common shares for proceeds, net of transaction costs, of $7,671.

Debenture Conversions

Subsequent to January 30, 2021, $23,583 in principal of the Investor Debentures was converted (note 27), with $2,407 in principal remaining outstanding. A total of 31,932,547 common shares were issued on March 10, 2021 for the conversion.

Subsequent to January 30, 2021, the April 2020 Debentures with principal outstanding of $29,407 were fully converted and settled (note 27), and 59,231,318 common shares were issued on March 3, 2021 for the conversion.

The U.S. Market

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the United States (“U.S.”), specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

On March 10, 2021, the Company announced that it has entered into a strategic agreement with BDS Analytics Inc. (“BDSA”) to incorporate the Company’s Canadian digital retail and analytics platform into BDSA’s existing online U.S.-based market research platform. The agreement will allow the Company and BDSA to offer cross-border data and analysis to their respective analytics subscriber bases.

Asset Purchase Agreement for Store in Ontario

On April 13, 2021, the Company entered into an asset purchase agreement (the “APA”) with a Canadian partnership to acquire all of the assets related to the operation of a cannabis retail store located in Sarnia, Ontario. Such retail store has received a RSA. Concurrently with the execution of the APA, the Company entered into a consulting services agreement to provide (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisition. The asset acquisition is expected to be completed in September 2021.

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